VSE CORPORATION



2003 Annual Report and Form 10-K

About the Cover

The photographs on the cover show two of the four KIDD-class destroyers being transferred by the United States to the Taiwan Navy. In January 2004 VSE was awarded a delivery order for $100 million to continue its reactivation planning and availability services in connection with the sale and transfer. The delivery order requires VSE to provide advance planning services, upgrades and alterations planning, industrial services, services supporting the Taiwan Navy reactivation planning and management team, and reactivation site project planning support.

Work is being performed by VSE's BAV Division and its team of subcontractors under BAV's ten-year, $1.1 billion Navy contract supporting the reactivation and transfer of ex-U.S. Navy ships to foreign navies.

Corporate Profile

VSE Corporation is a diversified professional services company established in 1959. The company and its subsidiaries provide services and products to the engineering, energy and environment, defense and homeland security markets around the world. VSE's principal customers are agencies of the U.S. Government and other government prime contractors. Operations are conducted by VSE's professional staff of 500 employees located at offices across the United States and around the world.

Further information about VSE is available at the company's website at www.vsecorp.com.

Stockholder Inquiries

VSE is an employee and publicly owned company, and its shares are traded on the Nasdaq National Market System under the symbol VSEC. Inquiries about stock ownership, dividends, and stockholder changes of address may be directed to our transfer agent: Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016-3572, 800-866-1340 or to VSE at 2550 Huntington Avenue Alexandria, Virginia 22303-1499. Attention: Corporate Secretary, 703-329-4770

Quality Systems Management

VSE's policy is to provide products and services of the highest quality to meet the expectations and requirements of our customers on time and at a fair price. VSE's quality management system is registered to the ISO 9001:2000 standard.

Forward Looking Statements

This report contains statements which, to the extent they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. All forward looking statements involve risks and uncertainties. The forward looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E.

For discussions identifying some important factors that could cause actual VSE results to differ materially from those anticipated in the forward looking statements, please see VSE's Securities and Exchange Report on Form 10-K for the fiscal year ended December 31, 2003, including discussions captioned "Narrative Description of Business," "Management's Discussion and Analysis," and "Notes to Consolidated Financial Statements."

Readers are cautioned not to place undue reliance on the forward looking statements, which reflect management's analysis only as of the date hereof. VSE undertakes no obligation to publicly revise the forward looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents VSE files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by VSE and any Current Reports on Form 8-K.

Design and layout by Julie Chappell,
Energetics, Incorporated.

Financial Highlights

Selected Financial Data
(In thousands, except per share data)

	2003	2002	2001	2000	1999
Revenues, principally from contracts	$ 134,459	$ 134,379	$ 111,572	$ 122,269	$ 157,354
Income from continuing operations	$ 2,011	$ 652	$ 855	$ 1,385	$ 2,364
Loss from discontinued operations	-	-	-	-	(256)
Loss on disposal of discontinued operations	-	-	-	(417)	(574)
Net income	$ 2,011	$ 652	$ 855	$ 968	$ 1,534
Basic earnings per common share:					
Income from continuing operations	$ .92	$ .30	$ .40	$ .65	$ 1.12
Loss from discontinued operations	-	-	-	(.19)	(.39)
Net income	$ .92	$ .30	$ .40	$ .46	$ .73
Diluted earnings per common share:					
Income from continuing operations	$ .90	$ .30	$ .40	$ .65	$ 1.12
Loss from discontinued operations	-	-	-	(.19)	(.39)
Net income	$ .90	$ .30	$ .40	$ .46	$ .73
Working Capital	$ 13,390	$ 10,762	$ 8,807	$ 8,364	$ 7,078
Total assets	$ 40,776	$ 32,075	$ 33,209	$ 31,523	$ 31,250
Long-term debt	$ -	$ -	$ 351	$ -	$ -
Stockholders' investment	$ 19,058	$ 17,043	$ 16,475	$ 15,793	$ 15,145
Cash dividends per common share	$ .16	$ .16	$ .16	$ .16	$ .144

This consolidated summary of selected financial data should be read in conjunction with the consolidated financial statements and related notes included in VSE's Securities and Exchange Commission filings, including VSE's Annual Report on Form 10-K and other current and quarterly reports. The historical results set forth above are not necessarily indicative of the results of operations to be expected in the future.

Letter to Shareholders

Fellow Shareholders:

VSE reported improved financial performance in 2003, with revenues of $134.5 million and net income of $2.0 million ($.92 a share). While VSE does not predict revenues or earnings, and setbacks may occur, we expect the positive trends we experienced in 2003 to continue into 2004 and 2005. We are doing a better job of identifying, bidding, and winning new work, and we are working the jobs we have won with more focus on customer quality and profitability. As a result, I expect VSE to achieve a higher level of operations success and financial performance, and I look forward to reporting on our progress.

Outlook for Growth

As an example of progress this year, we recently announced that our BAV Division received a delivery order for $100 million to support the reactivation and transfer of four KIDD-class destroyers, a multiyear effort extending into 2007. We are performing ahead of schedule, and our customer has indicated satisfaction with our efforts. BAV's contract with the U.S. Navy is VSE's largest contract, contributing 48% of total VSE revenues in 2003, and the KIDD delivery order received in early 2004 is the single largest delivery order ever received by VSE. We are proud of the trust and confidence placed in us by the Navy and by our Taiwan customers. Needless to say, we are also extraordinarily proud of the BAV Division employees and staff employees who, together with our BAV subcontractors, work very hard to ensure that our customer receives superior value.

We are also pleased with the continuing effort to spur revenue growth and profit in each of our other business units. Each of our divisions has set goals to exceed their revenue and profit performance in 2003, and our board of directors is encouraging their effort with an incentive bonus plan. Our workforce grew about 10% in 2003, and we hope to exceed that growth rate in 2004. With a substantial $83 million backlog to start the year 2004, we intend to build on our success.

As you know, about a year ago we announced that the board of directors determined to discontinue VSE's previously announced pursuit of strategic business alternatives, including the potential sale of the company. Having considered certain strategic alternatives, including a review of offers by third parties, the board determined that superior value could be achieved for shareholders through continuing to operate VSE in accordance with its ongoing business plan. The results of this decision are reflected in the positive trends and growing shareholder value we have seen over the past year. VSE will continue, however, to review promising strategic business opportunities that may arise from time to time, including potential acquisitions to accelerate our growth.

VSE People

VSE depends on the contribution and dedication of each employee and every VSE business partner, consultant, supplier and subcontractor. We have an active board of directors, a unified management team, a staff of experienced and qualified employees, and a commitment to our quality management system registered to the international ISO 9001 quality standard. Together we will continue to set high goals and strive to achieve them.

VSE welcomed James F. Lafond as a director in 2003. Jim is a talented and experienced professional from the independent audit community, and we look forward to his leadership role on VSE's audit committee and to his contribution to the board of directors.

VSE performs an important role in the defense of our nation. Our services for the Departments of Defense, Energy, and Homeland Security make a difference in readiness and field support, in policy and technology, and in government preparedness. We are proud of what we accomplish every day.

Your company passed an important milestone on January 22, 2004, celebrating 45 years of continuous service and support. While it is a pleasure to stop and recognize all that has gone before, and on which we have been given the good fortune to build, we are working very hard as a team to assure that VSE's next five years achieve a higher level of value for our customers as well as corporate growth and profitability for our shareholders and employees.

As always, your comments and suggestions for improvement are welcome at any time.

D. M. Ervine
Chairman of the Board
President and CEO/COO
March 9, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003 Commission File Number: 0-3676

VSE CORPORATION

(Exact Name of Registrant as Specified in its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	54-0649263 (I.R.S. Employer Identification No.)
2550 Huntington Avenue Alexandria, Virginia (Address of Principal Executive Offices)	22303-1499 (Zip Code)

Registrant's Telephone Number, Including Area Code (703) 960-4600

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.05 per share
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

The aggregate market value of outstanding voting stock held by nonaffiliates of the Registrant as of June 27, 2003, was approximately $16.0 million based on the last reported sales price of the Registrant's common stock on the Nasdaq National Market as of that date.

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

Number of shares of Common Stock outstanding as of March 10, 2004: 2,218,886.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders expected to be held on May 3, 2004, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

		Page
PART I		
ITEM 1.	Business	3
ITEM 2.	Properties	8
ITEM 3.	Legal Proceedings	9
ITEM 4.	Submission of Matters to a Vote of Security Holders	9
	Executive Officers of the Registrant	10
PART II		
ITEM 5.	Market for Registrant's Common Equity and Related Stockholder Matters	11
ITEM 6.	Selected Financial Data	13
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	14
ITEM 8.	Financial Statements and Supplementary Data	25
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	45
PART III		
ITEM 10.	Directors and Executive Officers of the Registrant	45
ITEM 11.	Executive Compensation	45
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management	46
ITEM 13.	Certain Relationships and Related Transactions	46
ITEM 14.	Principal Accountant Fees and Services	46
PART IV		
ITEM 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	46
	Signatures	47

Forward Looking Statements

This filing contains statements which, to the extent they are not recitations of historical fact, constitute "forward looking statements" under federal securities laws. All such statements are intended to be subject to the safe harbor protection provided by applicable securities laws. For discussions identifying some important factors that could cause actual VSE Corporation ("VSE" or the "Company" or the "Registrant") results to differ materially from those anticipated in the forward looking statements contained in this filing, see VSE's "Narrative Description of Business," "Management's Discussion and Analysis," and "Notes to Consolidated Financial Statements." Readers are cautioned not to place undue reliance on these forward looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company subsequent to this Annual Report on Form 10-K and any Current Reports on Form 8-K filed by the Company.

Part I

ITEM 1. Business

(a) General Development of Business

VSE was incorporated in Delaware in January 1959. The parent company conducts a limited amount of business operations while primarily serving as a centralized management and consolidating entity for the business operations conducted by the Company's wholly owned subsidiaries and divisions. Wholly owned subsidiaries include Energetics Incorporated ("Energetics"), Human Resource Systems, Inc. ("HRSI"), Ship Remediation and Recycling, Inc. ("SRR"), and VSE Services International, Inc. ("VSI"). Unincorporated divisions include BAV Division ("BAV"), Communications and Engineering Division ("CED") beginning in February 2003, Coast Guard Division ("VCG") beginning in February 2002, Fleet Maintenance Division ("FMD"), GSA Services Division ("GSA Services"), Management Sciences Division ("MSD") beginning in December 2001, Ordnance Division ("Ordnance"), Systems Engineering Division ("SED," formerly Land Systems Division) beginning in February 2001, Telecommunications Technologies Division ("TTD"), and Value Systems Services Division ("VSS"). As of December 31, 2003, HRSI, SRR, VSI, GSA Services, and Ordnance are not conducting any current business operations. Work contracted under GSA schedules is performed directly by each of the operating divisions or subsidiaries. In February 2003, VSE began phasing out the operations of TTD and expects TTD to become inactive in 2004. The term "VSE" or "Company" means VSE and its subsidiaries and divisions unless the context indicates operations of the parent company only.

The Company's business operations consist primarily of diversified engineering, logistics, management, and technical services performed on a contract basis. Substantially all of the Company's contracts are with agencies of the United States Government (the "government") and other government prime contractors. The Company's customers also include non-government organizations and commercial entities.

VSE seeks to provide its customers with competitive, cost-effective solutions to specific problems. These problems generally require a detailed technical knowledge of materials, processes, functional characteristics, information systems, technology and products, and an in-depth understanding of the basic requirements for effective systems and equipment. Customers are generally billed for a specified level of effort incurred in performing a project or providing a service.

(b) Financial Information

VSE operations are conducted within a single reporting segment and financial information is presented on a company-wide basis. Financial information for the three years ended December 31, 2003 appears in the "Consolidated Statements of Operations" contained in this Form 10-K.

(c) Narrative Description of Business

Services and Products

VSE engineering, logistics, management, and technical services include a broad array of capabilities and resources used in program planning; systems integration support; configuration management; computer-aided drafting and design; design and engineering, including prototype development; ship reactivation and transfer support; logistics management; design and installation of intelligent conference rooms; office automation systems and support; training, consulting and implementation support; technology insertion; environmental management and support; technology research, development and demonstration programs involving energy conservation and efficiency, advanced technology transfers; and feasibility, assessment and development programs.

Typical projects include sustaining engineering support for military vehicles and combat trailers; ship maintenance, repair, overhaul planning and follow-on technical support; logistics management support; machinery condition analysis; specification preparation for ship alterations and repairs; ship force crew training; life cycle support for ships; energy conservation and advanced technology demonstration projects; technical data package preparation; multimedia, computer LAN, and telecommunications systems; cross-platform technical data, product data and technical manual support.

Contracts

Depending on solicitation requirements and other factors, VSE offers its professional and technical services and products through various competitive contract arrangements and business units which are responsive to customer requirements and which may also provide an opportunity for diversification. Such arrangements include prime contracts, subcontracts, cooperative arrangements, joint ventures, dedicated ventures, GSA schedules, dedicated cost centers (divisions) and subsidiaries.

Substantially all of the Company's revenues are derived from contract services performed for the government. The U.S. Navy is VSE's largest single customer. Other significant customers include the U.S. Army and the Department of Energy. The Company's customers also include various other government agencies, non-government organizations, and commercial entities.

VSE Revenues by Customer
(Dollars in Thousands)

Customer	2003 Revenues	%	2002 Revenues	%	2001 Revenues	%
U.S. Navy	$ 94,040	69.9	$102,856	76.5	$ 80,101	71.8
U.S. Army	16,979	12.6	6,570	4.9	8,722	7.8
Department of Energy	11,405	8.5	11,660	8.7	11,887	10.7
U.S. Coast Guard	4,946	3.7	1,895	1.4	0	0.0
All other government	4,173	3.1	4,597	3.4	3,303	2.9
Commercial and other	2,916	2.2	6,801	5.1	7,559	6.8
Total	$134,459	100.0	$134,379	100.0	$111,572	100.0

The government's procurement practices in recent years have tended toward the bundling of various work efforts under large comprehensive ("omnibus") management contracts. As a result, the growth opportunities available to the Company have occurred in large, unpredictable increments. The Company has pursued these larger efforts by assembling teams of subcontractors to offer the range of technical competencies required by these omnibus contracts. Typically the use of subcontractors and large material purchases on government contracts does not allow for profit margins that are as high as on work performed by company personnel. Accordingly, the use of such teaming arrangements has lowered the Company's overall profit margins in recent years. Although the government's practice of using omnibus contracts is expected to continue, there are indications that the Company will have opportunities to compete for smaller contracts requiring specific areas of expertise in the future. VSE is positioned to pursue these opportunities while continuing to use subcontractor teams to compete for the omnibus contracts. Due to competitive pressures, the Company has also elected to pursue more of its contract work through its operating divisions and subsidiaries to focus on particular lines of work or specific customer requirements.

As a result of the bundling trend described above, the Company has some divisions for which revenues are derived predominantly from one major contract effort. The Company's largest contract, performed by BAV, is with the U.S. Navy and accounted for approximately 48%, 54%, and 38% of consolidated revenues in 2003, 2002, and 2001, respectively. This contract is a ten-year contract awarded in 1995, and it has a total contract ceiling of over one billion dollars.

The Company's contracts with the government are typically cost plus fee, time and materials, or fixed-price contracts. Revenues result from work performed on these contracts by the Company's employees and from pass-through of costs for material and work performed by subcontractors. Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees earned. Profits on cost-type contracts are equal to the fees that are earned. The Company has a contract in its BAV Division for which contract terms specify award fee payments that are determined by performance and level of contract activity. Award fees under the BAV contract are made three times during the year, and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the contract modification authorizing the award fee is certain. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on this contract will fluctuate from period to period. Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked times the contract defined billing rates, plus the cost of materials used in performance on the contract. Profits on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services. Revenues on fixed-price service contracts are recorded as services are provided. Revenues on other fixed-price contracts are recorded as costs are incurred, using the percentage-of-completion method of accounting. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned. Some of the contracts permit the contracting agency to issue delivery orders or task orders in an expeditious manner to satisfy relatively short-term requirements for engineering and technical services. The services ordered pursuant to such arrangements are normally performed and completed within one year.

Backlog

Total backlog represents a measure of the Company's potential future revenues and is defined as the total estimated value of contracts actually awarded less the amount of revenues that have already been recognized on such contracts. VSE's total backlog was approximately $3.7 billion, $921 million, and $799 million, as of December 31, 2003, 2002, and 2001, respectively. The large increase in total backlog for 2003 is primarily due to the award of a multi-year Rapid Response support contract by the U.S. Army Communications-Electronics Command (CECOM). If all options are exercised, this contract has a potential total ceiling of $2.9 billion over an eight-year period. The contract is a multiple award, indefinite delivery, indefinite quantity contract, and revenues from this contract are expected to be considerably less than the contract ceiling amount. Funded backlog for government contracts is the portion of total backlog that has been appropriated and funded by the procuring agency. VSE's funded backlog as of December 31, 2003, 2002, and 2001 was approximately $83 million, $44 million, $65 million, respectively. Because of uncertainties associated with changing program requirements and the ultimate availability of funds, the Company has no reasonable basis on which to determine when or how much of the unfunded backlog will become funded. Substantially all the Company's funded backlog is expected to be completed within one year.

Marketing

VSE marketing activities are conducted by its professional staff of engineers, analysts, program managers, contract administrators and other personnel, with these activities centrally coordinated through the Company's Business Development staff. Information concerning new programs and requirements becomes available in the course of contract performance, through formal and informal briefings, from participation in professional organizations, and from literature published by the government, trade associations, professional organizations and commercial entities.

Personnel

VSE services are provided by a staff of professional and technical personnel having high levels of education, experience, training and skills. As of February 2004, VSE employed approximately 500 employees.

Principal categories of VSE technical personnel include (a) engineers, and technicians in mechanical, electronic, chemical, industrial, energy and environmental services, (b) information technology professionals in computer systems, applications and products, configuration, change and data management disciplines, (c) technical editors and writers, (d) multimedia and computer design engineers, (e) graphic designers and technicians, and (f) logisticians. The expertise required by VSE customers also frequently includes knowledge of government administrative procedures. Many VSE employees have had experience as government employees or have served in the U.S. armed forces. The Company considers its relationships with employees to be excellent.

Competition and Risks

The professional and technical services industry in which VSE is engaged is very competitive. There are a substantial number of other organizations, including large, diversified firms with greater financial resources and larger technical staffs, which are capable of providing essentially the same services as those offered by VSE. Such companies may be publicly owned or privately held or may be divisions of much larger organizations, including large manufacturing corporations.

Government agencies have placed emphasis on awarding contracts of the types performed by VSE on a competitive basis as opposed to a sole source or other non-competitive basis. All significant contracts currently being performed by VSE were either initially awarded on a competitive basis or have been renewed at least once on a competitive basis. Government agencies also order work through contracts awarded by the General Services Administration ("GSA"). GSA provides a schedule of services at fixed prices which may be ordered outside of the solicitation process. The Company has six separate GSA schedule contracts for various classes of services, but there is no assurance regarding the level of work which may be obtained by VSE under these contract arrangements. Government budgets, and in particular the budgets of certain government agencies, can also affect competition in VSE's business. A reallocation of government spending priorities or a general decline in government budgets can result in lower levels of potential business for VSE and its competitors, thereby intensifying competition for the remaining business.

It is not possible to predict the extent and range of competition that VSE will encounter as a result of changing economic or competitive conditions, customer requirements, or technological developments. VSE believes the principal competitive factors for the professional and technical services business in which it is engaged are technical and financial qualifications, quality and innovation of services and products, past performance, and low price.

The government acquisition policies and procedures often emphasize factors that can present challenges to VSE's efforts to win new business, and may make it difficult for VSE to qualify as a potential bidder. For example, past performance may be used to exclude entrance into new government markets, and multiple-award schedules may result in unequal contract awards between successful contractors.

In addition, VSE's business with the government is subject to the risk that one or more of the Company's potential contracts or contract extensions may be awarded by the contracting agency to a small or disadvantaged or minority-owned business pursuant to set-aside programs administered by the Small Business Administration, or may be bundled into omnibus contracts for very large businesses. These risks can potentially have an adverse effect on revenue growth and profit margins.

Government contract business is subject to funding delays, extensions, and moratoriums caused by political and administrative disagreements. To date, the effect of such negotiations and disagreements on the Company has not been material, but no assurances can be given about such risks with respect to future years.

Government contracts are subject to termination at the government's convenience, which means that the government may terminate the contract at any time, without cause. If a government contract is terminated for convenience, the contractor is generally reimbursed for its allowable costs to the date of termination and is paid a proportionate amount of the stipulated profit or fee for the work actually performed. VSE has not suffered any material losses or disruptions of its business due to government terminations for convenience.

VSE's business is subject to the risks arising from global economic and political conditions associated with potential foreign customers served through the Company's contracts with the U.S. Government. For example, economic slowdowns or political unrest in certain countries served under the BAV contract could potentially affect sales.

Available Information

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and are available free of charge through VSE's website www.vsecorp.com as soon as reasonably practicable after the reports are electronically filed with the Securities Exchange Commission.

ITEM 2. Properties

VSE's principal executive and administrative offices are located in a five-story building in Alexandria, Virginia, leased by VSE through April 30, 2008. This building contains approximately 127,000 square feet of engineering, shop, and administrative space. VSE also provides services and products from approximately 15 other U.S. offices located at or near customer sites to facilitate communications and enhance project performance. These offices are generally occupied under short-term leases and currently include an aggregate of approximately 129,000 square feet of office and warehouse space. VSE employees often provide services at customer facilities, limiting VSE's requirement for additional space. BAV provides services from several locations outside of the United States, generally at foreign shipyards.

VSE owns and operates an engineering test center in Ladysmith, Virginia, consisting of approximately 45 acres of land and an improved storage and vehicle maintenance facility. This facility has been used by VSE to test military and commercial equipment for which VSE provides system technical support or other engineering services and to supplement Alexandria, Virginia, office and shop facilities. The Company is investing about $450 thousand in 2004 to expand its facility at this location in support of expected growth in its System Engineering Division.

ITEM 3. Legal Proceedings

VSE and its subsidiaries have, in the normal course of business, certain claims against them and against other parties. In the opinion of management, the resolution of these claims will not have a material adverse effect on the Company's results of operations or financial position.

ITEM 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of stockholders, through the solicitation of proxies or otherwise, during the three-month period ended December 31, 2003.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information concerning the executive officers of the Registrant as of March 3, 2004. Each person named has served as an executive officer of VSE, or has served in a similar executive capacity in VSE, for more than the past five years, except for Mr. Dacus who joined VSE in 2001 and previously served as an officer of VSE from 1984 to 1991. From 1991 to 2001, Mr. Dacus served as an officer in four high technology service companies. Mr. Dacus's career includes over 30 years experience in managing high technology engineering programs and projects.

The executive officers are chosen annually to serve until the first meeting of the Board of Directors following the next annual meeting of stockholders and until their successors are elected and have qualified, or until death, resignation or removal, whichever is sooner.

Name	Age	Position with Registrant
Thomas G. Dacus	58	Senior Vice President and Director, Federal Group
Donald M. Ervine	67	Chairman and Chief Executive Officer, President and Chief Operating Officer
Robert J. Kelly	66	VSE Director; Chairman and President, Energetics Incorporated and Director, Energy and Environment Group
James M. Knowlton	61	Executive Vice President and Director, International Group
Thomas R. Loftus	48	Senior Vice President and Chief Financial Officer
Craig S. Weber	59	Executive Vice President, Chief Administrative Officer, and Secretary

PART II

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters

(a) Market Information

The Company's common stock (par value $.05 per share) is traded in the Nasdaq National Market System, trading symbol, "VSEC," Newspaper listing, "VSE."

The following table sets forth the range of high and low sales price information on VSE common stock for each quarter and annually during the last two years based on information reported by the Nasdaq National Market System.

Quarter Ended	High	Low	Dividends
2002:			
March 31	$ 8.97	$ 6.50	$.04
June 30	8.96	7.03	.04
September 30	8.24	5.01	.04
December 31	11.52	10.02	.04
For the Year	$11.52	$ 5.01	$.16
2003:			
March 31	$13.98	$ 8.15	$.04
June 30	12.79	7.81	.04
September 30	13.85	10.26	.04
December 31	13.50	10.52	.04
For the Year	$13.98	$ 7.81	$.16

(b) Holders

There were approximately 1,300 stockholders of VSE common stock as of February 1, 2004, consisting of approximately 300 stockholders of record plus the number of beneficial owner proxy sets provided in connection with VSE's 2003 Annual Meeting of Stockholders held on May 2, 2003, to (a) brokers, banks, and nominees and (b) participants in the VSE Corporation Employee ESOP/401(k) Plan.

(c) Dividends

Cash dividends were declared at the rate of $.16 per share during 2003 and 2002. Pursuant to VSE's bank loan agreement (see Note 7 of "Notes to Consolidated Financial Statements"), the payment of cash dividends by VSE is subject to annual rate restrictions. VSE has paid cash dividends each year since 1973.

(d) **Equity Compensation Plan Information**

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in column (a)) (c) (1)
Equity compensation plans approved by shareholders	211,500	$8.04	73,000
Equity compensation plan not approved by shareholders	750	6.50	-
Total	212,250	$8.04	73,000

(1) Excludes 317,223 issued and outstanding shares of VSE Common Stock (par value $.05 per share) held by the VSE Corporation Employee ESOP/401(k) Plan, which shares may be transferred to Plan participants on retirement or termination of VSE employment or pursuant to ESOP diversification.

ITEM 6. Selected Financial Data

(In thousands, except per share data)

	2003	2002	2001	2000	1999
Revenues, principally from contracts	$134,459	$134,379	$111,572	$122,269	$157,354
Income from continuing operations	$ 2,011	$ 652	$ 855	$ 1,385	$ 2,364
Loss from discontinued operations	-	-	-	-	(256)
Loss on disposal of discontinued operations	-	-	-	(417)	(574)
Net income	$ 2,011	$ 652	$ 855	$ 968	$ 1,534
Basic earnings per common share:					
Income from continuing operations	$ .92	$ .30	$ .40	$ .65	$ 1.12
Loss from discontinued operations	-	-	-	(.19)	(.39)
Net income	$ .92	$ .30	$ .40	$ .46	$ .73
Diluted earnings per common share:					
Income from continuing operations	$ .90	$ .30	$ .40	$ .65	$ 1.12
Loss from discontinued operations	-	-	-	(.19)	(.39)
Net income	.90	$ .30	$ .40	$ .46	$. 73
Working Capital	$ 13,394	$ 10,762	$ 8,807	$ 8,364	$ 7,078
Total assets	$ 40,776	$ 32,075	$ 33,209	$ 31,523	$ 31,250
Long-term debt	$ -	$ -	$ 351	$ -	$ -
Stockholders' investment	$ 19,058	$ 17,043	$ 16,475	$ 15,793	$ 15,145
Cash dividends per common share	$ .16	$ .16	$ .16	$ .16	$ .144

This consolidated summary of selected financial data should be read in conjunction with Management's Discussion and Analysis of the Financial Condition and Results of Operations included in Item 7 of this Form 10-K and with the Consolidated Financial Statements and related Notes included in Item 8 in this Form 10-K. The historical results set forth in this Item 6 are not necessarily indicative of the results of operations to be expected in the future.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

VSE Organization

The term "VSE" or "Company" refers to VSE and its subsidiaries and divisions unless the context indicates operations of the parent company only. VSE's business operations consist primarily of services performed by the Company's wholly owned subsidiaries and unincorporated divisions. Active subsidiaries in 2003 include Energetics Incorporated ("Energetics") and Human Resource Systems, Inc. ("HRSI"). Active divisions include BAV Division ("BAV"), Coast Guard Division ("VCG") beginning in February 2002, Communications and Engineering Division ("CED") beginning in February 2003, Fleet Maintenance Division ("FMD"), Management Sciences Division ("MSD"), Systems Engineering Division ("SED," formerly Land Systems Division), Telecommunications Technologies Division ("TTD"), and Value Systems Services Division ("VSS"). In February 2003, VSE began phasing out the operations of TTD and expects all TTD contractual obligations will be satisfied and operations will cease in 2004. Some of TTD's technical capabilities have been transferred to other VSE divisions. The sole HRSI contract expired on May 31, 2003, and this work was continued on a new contract in another VSE division. VSE also has several other subsidiaries and divisions that were inactive in 2003, but had contract activity in years prior to 2003.

The Company uses multiple operating divisions to bid on and perform contract work. The use of these divisions enables the Company to use an operating structure that is flexible and well-suited to perform certain types of contract work. The Company anticipates that it will continue using its operating divisions to bid and perform new contract work to serve the needs of customers. Management believes that this strategy best positions the consolidated entity for future revenue growth.

VSE Services

The Company is engaged principally in providing engineering, design, logistics, management and technical services to the U.S. Government (the "government"), other government prime contractors, and commercial entities. The largest customer for the services rendered by the Company is the U.S. Department of Defense ("Defense"), including agencies of the U.S. Army, Navy, and Air Force. BAV is a major provider of logistics, training, and technical assistance in support of the Navy's ship transfer program. VCG provides similar services to the U.S. Coast Guard. FMD supports the Navy by providing a variety of services including ship installation efforts, combat systems inspections, ship repair and overhaul availability planning, harpoon weapons management, ordnance alteration, and air combat logistics. VSS provides the Navy with outsourcing decision assistance. SED provides the Army with engineering and technical support for ground weapons, logistics and training services, material procurement support, and prototype development support for combat vehicles. MSD provides the Army, other government agencies, and commercial organizations with quality training services for product, process, and management optimization. CED provides management oversight and coordinates support efforts for a variety of Department of Defense agency work orders.

The Company has also provided support services to the U.S. Postal Service for over twenty years and is continuing to support this customer through its VSS Division. Energetics is focused on providing the Department of Energy and other government and industry customers with expert consulting services in environmental management and energy supply, resource management, and conservation. TTD has offered products, services, and support in network, multimedia, and audio-visual technology. This includes design, installation, management and support for voice, data, multimedia and related projects. VSE has transferred some of the technical capabilities of TTD to SED and other divisions.

Management Outlook

VSE believes that its short term future outlook, based on expected revenue growth under existing contracts, is more positive than in recent years. The Taiwan ship transfer work on the BAV contract (see "BAV Contract" below) will contribute significantly to near term revenue growth. VSE's company wide funded backlog at December 31, 2003, was approximately $83 million, the highest amount since 1999. Revenues are also growing in several of VSE's other divisions. Profit margins in most of VSE's divisions were up in 2003 and can be expected to show further improvement as the Company's revenue base grows. The Company has a positive cash flow and cash of approximately $9.8 million as of December 31, 2003. This positive short-term trend is tempered by two areas of concern to management. CED incurred pretax losses of approximately $963 thousand in 2003, its first year of operation. While management has addressed this issue by adopting a less aggressive pricing strategy, CED may continue to incur losses in 2004. VSE has accrued liabilities of approximately $145 thousand against any future losses associated with CED operations as of December 31, 2003. The second concern involves the utilization of the Company's primary office facility. VSE does not always occupy all of the space in its primary leased office facility and has from time to time subleased parts of this facility to other tenants. During 2003, some of the larger tenants did not renew their subleases with VSE, leaving the facility underutilized as of December 31, 2003. The Company is attempting to find new tenants to sub-lease space, but the potential exists for continued underutilization of the facility that could negatively impact earnings in 2004. We believe that we will be able to sublease the majority of the available space by the end of 2004.

The longer term future outlook for VSE centers on the uncertainty associated with the renewal of the BAV contract. BAV expects the U.S. Navy to solicit bids for a new contract and intends to aggressively pursue the award of the new contract. BAV is confident in its ability to capture this award and continue work on the ship transfer program; however, the size of this effort will entice other companies to offer strong competition. Accordingly, there can be no assurance that BAV will win the new contract. If BAV fails to win the new contract, VSE will suffer a significant loss of future revenue and profits. To mitigate this risk, VSE has been exploring potential acquisition opportunities. The company intends to continue these efforts in 2004.

Revenue Recognition

Substantially all of the Company's services are performed for its customers on a contract basis. The three primary types of contracts used are cost-type contracts, time and materials contracts, and fixed-price contracts. Revenues result from work performed on these contracts by the Company's employees and from pass-through of costs for material and work performed by subcontractors. Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees earned. Profits on cost-type contracts are equal to the fees that are earned. The BAV contract terms specify award fee payments that are determined by performance and level of contract activity. Award fees are made three times during the year and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the contract modification authorizing the award fee is certain. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on this contract will fluctuate from period to period. Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked times the contract defined billing rates, plus the cost of materials used in performance on the contract. Profits on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services. Revenues on fixed-price service contracts are recorded as services are provided. Revenues on other fixed-price contracts are recorded as costs are incurred, using the percentage-of-completion method of accounting. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned. The Company will occasionally perform work at risk, which is work that is performed prior to the government formalizing funding for such work. Revenue related to work performed at risk is not recognized until it can be reliably estimated and its realization is probable. VSE recognizes this "risk funding" as revenue when the associated costs are incurred or the work is performed. As of December 31, 2003, VSE has recognized approximately $478 thousand in risk funding. VSE believes that it will receive funding for all of this risk funding revenue. VSE is at risk of loss for any risk funding not received. The Company provides for anticipated losses on contracts by a charge to income during the period in which losses are first identified.

Revenues by contract type for the three years ended December 31, 2003 were as follows (in thousands):

Contract Type	2003 Revenues	%	2002 Revenues	%	2001 Revenues	%
Cost-type	$ 93,627	69.6	$106,346	79.1	$ 82,606	74.0
Time and materials	24,448	18.2	15,176	11.3	14,528	13.0
Fixed-price	16,384	12.2	12,857	9.6	14,438	13.0
	$134,459	100.0	$134,379	100.0	$111,572	100.0

Government Procurement Policies and Practices

VSE's business is subject to the risks arising from economic conditions and political factors that may impact the budgets and program funding of customers served through VSE's contracts. VSE's revenues have historically been subject to annual fluctuations resulting from changes in the level of Defense spending. Future budgetary and funding decisions by government lawmakers or Defense restructuring efforts could affect the types and level of services provided by VSE to its government customers and could potentially have a material adverse impact on the Company's results of operations or financial condition.

The Company's revenues depend on the ability of the Company to win new contracts and on the amount of work ordered by the government under the Company's existing contracts. The Company's ability to win new contracts is affected by government acquisition policies and procedures, including government procurement practices that in some years have tended toward bundling work efforts under large comprehensive ("omnibus") management contracts. This emphasis on large contracts presents challenges to winning new contract work, including making it more difficult for the Company to qualify as a bidder, increases in the level of competition due to the award of fewer contracts, and forcing the Company into competition with larger organizations that have greater financial resources and larger technical staffs. Competing for these contracts requires the Company to use teams of subcontractors to be able to offer the range of technical competencies needed to do the work. While the use of subcontractors on a large scale basis allows the Company to compete for this work, profit margins on subcontract work are lower than on work performed by company personnel, thereby reducing the Company's overall profit margins. The use of subcontractors on government contracts also raises certain performance and financial risks to VSE in that government prime contractors are usually obligated to ensure compliance with U.S. Government regulations relative to the performance by subcontractors.

Other government procurement practices that can affect the Company's revenues are the use of past performance criteria that may preclude entrance into new government markets and government social programs that limit contract work to small, woman, or minority owned businesses. Additional risk factors that could potentially affect the Company's results of operations are the government's right to terminate contracts for convenience, the government's right to not exercise all of the option periods on a contract, and funding delays caused by government political or administrative actions.

BAV Contract

VSE's BAV Division has a contract with the U.S. Navy to provide engineering, technical and logistical support services associated with the sale, lease, or transfer of Navy ships to foreign governments. This cost-plus contract is a ten-year contract awarded in 1995 and has a total ceiling value of over one billion dollars over the life of the contract. As of December 31, 2003, BAV has recognized cumulative revenues on this contract of approximately $525 million and funded backlog was approximately $48 million. Revenues generated by this contract have typically accounted for approximately 40% to 50% of consolidated VSE revenues, and during 2003 and 2002 the contract accounted for approximately 48% and 54% of consolidated revenues, respectively. Contract terms specify award fee payments to BAV that are determined by performance and level of contract activity. Award fees are made three times during the year and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the contract modification authorizing the award fee is certain. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues will fluctuate from period to period. As of December 31, 2003, award fee has been recognized for work performed through the award fee period ended August 31, 2003.

The level of revenues and associated profits resulting from fee income generated by this contract varies depending on a number of factors, including the timing of ship transfers and associated support services ordered by foreign governments and economic conditions of potential customers worldwide. The Company has experienced significant quarterly and annual revenue fluctuations and anticipates that future quarterly and annual revenues will be subject to significant variations primarily due to changes in the level of activity on this contract. The U.S. Navy has approved the transfer of four U.S. Navy ships to Taiwan, with work related to this transfer to be performed under the BAV contract. This transfer is expected to result in a significant increase in the revenues of BAV during the time this work is performed beginning in 2004. BAV has received a contract delivery order related to this work in early 2004 of approximately $100 million.

The original BAV contract ending date was in 2005. The U.S. Navy recently modified the contract for the purpose of ensuring continuity of work with respect to the transfer of ships to Taiwan. The modification provided contractual coverage for this work effort into 2007. Indications are that the U.S. Navy intends to issue a new contract for the overall ship transfer program through a competitive bidding process. There can be no assurance that BAV will win the award for this new contract. If BAV fails to win this new contract award, it could have a material adverse impact on the Company's future results of operation and financial condition.

Global Economic Conditions and Political Factors

VSE's business is subject to the risks arising from global economic conditions and political factors associated with current and potential customers served through VSE's contracts with the U.S. Government. An economic slowdown in countries served under the BAV contract could potentially affect sales. The current international situation posed by potential terrorist activity and the continuing conflict in the Middle East could potentially increase the political risks associated with BAV contract revenues. Failure by the government of a potential foreign customer to approve and fund acquisition of U.S. Navy ships serviced under the BAV contract could affect sales. In any one year, a significant amount of the Company's revenues may result from sales on the BAV contract to a single foreign government. During 2003 and 2002, revenues associated with BAV contract sales to Egypt accounted for approximately 33% and 28% of the Company's revenues, respectively. Future years' revenues are expected to include large amounts of BAV contract sales to both Egypt and Taiwan. In addition to the effect on BAV contract work, international tensions can also affect work by FMD on U.S. Navy ships when they are deployed outside of U.S. Navy facilities and are unavailable for maintenance work during this time period. Adverse results arising from these global economic and political risks could potentially have a material adverse impact on the Company's results of operations.

Concentration of Revenues

Source of Revenue	2003 Revenues	%	2002 Revenues	%	2001 Revenues	%
BAV Egypt	$ 44,190	32.9	$ 38,170	28.4	$ 27,248	24.4
BAV Other	19,627	14.6	33,902	25.2	14,612	13.1
Total BAV	63,817	47.5	72,072	53.6	41,860	37.5
VSE Other	70,642	52.5	62,307	46.4	69,712	62.5
Total Revenues	$134,459	100.0	$134,379	100.0	$111,572	100.0

Critical Accounting Policies

VSE's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require VSE to make estimates and assumptions. In addition to the VSE revenue recognition policy, discussed under "Executive Overview" above, the Company believes the following critical accounting polices affect our more significant judgments, estimates and assumptions used in the preparation of its consolidated financial statements.

Long-Lived Assets

In assessing the recoverability of long-lived assets, including goodwill and other intangibles, VSE must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, VSE may be required to record impairment charges for these assets not previously recorded.

Contingencies

From time to time VSE is subject to proceedings, lawsuits and other claims related to environmental, labor and other matters. VSE is required to assess the likelihood of any adverse judgments or outcomes to these contingencies as well as potential ranges of probable losses and establish reserves accordingly. The amount of reserves required may change in future periods due to new developments in each matter or changes in approach to a matter such as a change in settlement strategy.

Income Taxes

The carrying value of VSE net deferred tax assets is based on assumptions regarding VSE's ability to generate sufficient future taxable income to utilize these deferred tax assets. If the estimates and related assumptions regarding VSE's future taxable income change in the future, VSE may be required to record valuation allowances against its deferred tax assets, resulting in additional income tax expense.

Results of Operations

Revenues

The following table shows the revenues from operations of VSE, its subsidiaries and divisions, and such revenues as a percent of total revenues:

Revenues from Operations
(dollars in thousands)

Company or Business Unit	2003 Revenues	%	2002 Revenues	%	2001 Revenues	%
VSE (parent company)	$ 1,720	1.3	$ 14,796	11.0	$ 22,681	20.3
BAV	63,817	47.5	72,072	53.6	41,860	37.5
FMD	24,406	18.1	9,602	7.2	3,075	2.8
Energetics	11,982	8.9	12,171	9.1	12,272	11.0
CED	11,743	8.7	-	0.0	-	0.0
SED	9,750	7.3	7,287	5.4	3,113	2.8
VCG	4,946	3.7	1,895	1.4	-	0.0
VSS	2,292	1.7	8,156	6.1	1,683	1.5
MSD	2,261	1.7	1,440	1.1	-	0.0
TTD	1,400	1.0	5,962	4.4	8,082	7.2
HRSI	142	0.1	703	0.5	1,344	1.2
Ordnance	-	0.0	244	0.2	12,945	11.6
SRR	-	0.0	46	0.0	4,165	3.8
VSI	-	0.0	5	0.0	-	0.0
GSA Services	-	0.0	-	0.0	352	0.3
	$134,459	100.0	$134,379	100.0	$111,572	100.0

Revenues were substantially the same for the year ended December 31, 2003, and increased by approximately 20% for the year ended December 31, 2002, as compared to each of the respective prior years. During 2003, the Company had decreased revenues in some of its divisions and subsidiaries which were offset by increases in the revenues of others. The most notable areas of declines in revenue were in BAV, which was due to work ordered by certain client countries in 2002 that was not repeated in 2003, and TTD due to the decision to phase out operations. Revenues also declined for HRSI and VSS. The declines in revenues of these divisions were offset by the revenues generated by the start up of CED and an increase in the revenues of the Company's other active divisions compared to the prior year. While the increased revenues in SED, MSD, and VCG were not significant in proportion to total Company revenues, the increases were significant in proportion to the prior years' revenues of each of these divisions.

The increase in revenues during 2002 was primarily due to an increase in the level of services ordered under the BAV contract, and the start-up of new businesses (see "Business Termination and New Business Start-up" below). These increases were partially offset by decreased revenues associated with closing SRR (see "Business Termination and New Business Start-up" below) and the expiration of the Ordnance contract (see "Contract Expirations" below). During the period from 2001 to 2003, a significant amount of contract work previously performed by VSE (parent company) was transitioned to the FMD and SED divisions. Certain program efforts supporting the U.S. Navy have been transferred from Ordnance into VSS in 2002 and then into FMD in 2003.

Contract Expirations. VSE's Ordnance Division had a contract with the U.S. Navy to provide program management and logistics services that expired in December 2001. VSE re-bid and was awarded the successor contract in its Fleet Maintenance Division. This contract is a five year contract awarded in October 2001, and it has the potential to generate total revenues of approximately $72.5 million from 2001 through 2006. One program performed by SED under the predecessor contract was not renewed under the new contract, and this work was not performed by the Company during the first three months of 2002. The lapse in contract coverage for this program resulted in a loss of revenue and profit associated with the program for the Company during this period. A subsequent contract was obtained in April of 2002 and work on the program resumed.

Business Terminations and New Business Start-ups. In February 2003, VSE decided to terminate operations of TTD due to declining revenues and to significant losses sustained by this division. In 2002, TTD experienced a revenue decline of approximately 26% and a pretax loss of approximately $2.1 million, including a loss associated with the impairment of intangible assets of $576 thousand. TTD continued work on uncompleted contracts during 2003 to satisfy its contractual obligations and will finish work in 2004 before ceasing operations. Revenues from TTD represented approximately 1% of total Company revenues and the pretax loss on TTD operations was reduced to approximately $200 thousand in 2003. VSE believes that its current reserves are adequate to cover any potential losses from the closing of TTD operations. Some of TTD's technical capabilities were transferred to other VSE divisions. The loss of future revenue associated with the termination of TTD operations is not expected to be significant compared to total future VSE revenue, while the elimination of TTD losses is expected to improve future VSE profits.

In January 2003, VSE formed its Communications and Engineering Division (CED) upon the award of a multi-year Rapid Response support contract by the U.S. Army Communications-Electronics Command (CECOM). If all options are exercised, this contract has a potential total ceiling of $2.9 billion over an eight-year period. The contract is a multiple award, indefinite delivery, indefinite quantity contract, and VSE revenues from it are expected to be considerably less than the contract ceiling amount. While actual revenue estimates for the contract cannot be predicted, it is expected that this contract will contribute to future VSE revenue growth.

In 2001, VSE decided to discontinue SRR's ship remediation and recycling efforts at the Hunters Point Shipyard in San Francisco, California, due to the limited business opportunities associated with ship dismantlement work, due in part to an absence of any significant amount of government funding for these efforts. Profitability from the SRR work was marginal for VSE relative to the risk. Also in 2001, VSE formed MSD to offer government and commercial organizations quality training and product, process, and management optimization services. In February 2002, VCG began work for the U.S. Coast Guard under a contract that has potential to generate total revenues of approximately $25.4 million over five years. VSE expects revenues from MSD and VCG to more than offset the loss of revenues formerly generated by SRR, with profit margins higher than that provided by SRR. During 2002, revenues from MSD and VCG were approximately equal to the revenues generated by SRR in 2001. The combined revenues of MSD and VCG doubled in 2003 and are expected to continue to grow in 2004.

Income from Operations Before Income Taxes

The following table shows consolidated revenues and income from operations before income taxes, other items of income and expense, and such amounts as a percent of revenues.

Income from Operations Before Income Taxes
(dollars in thousands)

Description	2003	%	2002	%	2001	%
Revenues	$134,459	100.0	$134,379	100.0	$111,572	100.0
Costs and expenses	130,898	97.4	132,306	98.5	109,990	98.6
Gross profit	3,561	2.6	2,073	1.5	1,582	1.4
Selling, general and administrative expenses.	352	0.3	328	0.2	237	0.2
Interest(income)expense .	(69)	(0.1)	24	0.0	49	0.0
Loss on Impairment of Intangible Assets . . .	-	0.0	576	0.4	-	0.0
Income from operations Before income taxes . .	$ 3,278	2.4	$ 1,145	0.9	$ 1,296	1.2

VSE's gross profit margins improved in 2003 as compared to prior years. This improvement is primarily due to the phase out of TTD and the reduction of losses associated with this division. The Company's gross profit margins also improved due to increases in the gross profit margins of most of its operating divisions and also due to the increased revenues in higher margin divisions, including MSD, SED, and VCG. The company-wide gross margin increases were partially offset by operational losses associated with CED, and to a lesser extent by start up costs associated with CED. During 2002, TTD experienced significant losses as revenues for this division decreased approximately 26%. Costs and expenses of operating TTD did not decrease in proportion to the revenue decline, which resulted in losses. Gross profit margins on revenues in other VSE divisions and subsidiaries, in the aggregate, increased during this period due to the increase in total VSE revenues while a portion of the costs and expenses of operating the Company remained fixed. The combination of these two factors resulted in VSE gross profit margins remaining substantially unchanged in 2002 as compared to 2001. Other factors that affect the percentage of costs and expenses to revenues include the amount of work performed on the BAV contract as a percentage of total revenues, the timing of contract award fees, effective project and cost management, and competitive factors.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on the Company's operating unit contracts. As a percentage of revenues, these expenses remained substantially unchanged in 2003 and 2002 as compared to the respective prior years.

VSE has not had significant borrowing requirements or interest expense in 2003, 2002, and 2001. The Company had interest income in 2003 as compared to interest expense in 2002, and interest expense declined in 2002 as compared to 2001, as profits from operations were used to pay down borrowings and cash surpluses were invested.

In 2002, the Company took a loss associated with the impairment of intangible assets of $576 thousand held by TTD. These assets consisted of acquired contracts, proposals, and opportunities; files and documentation; rights to hire certain individuals; customer lists; trademarks; and, website rights. The purpose of these acquired assets was to assist in the business development efforts of TTD. The decision by VSE to terminate the operations of TTD rendered these business development assets worthless.

Financial Condition

VSE's financial condition did not change materially during 2003. The Company's largest asset is its accounts receivable and its largest liabilities are its accounts payable and accrued expenses. Accounts receivable increased approximately $3.9 million, and accounts payable and accrued expenses increased approximately $6.6 million in 2003 as compared to 2002 due to a significant level of work in December 2003, the timing of subcontractor activity, and the associated payments required to perform this work. Cash and cash equivalents increased approximately $5.6 million in 2003 as a result of net income and the timing of subcontractor activity and associated payments. The increase in total stockholder's investment in 2003 resulted primarily from earnings and dividend activity and from the exercise of stock options.

Liquidity and Capital Resources

Cash Flows

The Company's cash and cash equivalents increased by approximately $5.6 million during 2003. Approximately $6.4 million in net cash was provided by operating activities, investing activities used approximately $720 thousand, and financing activities used approximately $34 thousand. Investing activities consisted of the purchase of property and equipment. Financing activities consisted of $349 thousand used to pay dividends and $315 thousand provided by the issuance of common stock associated with the exercise of stock options. Cash flows provided by operating activities increased in 2003 as compared to 2002 due primarily to increases in net income and accounts payable and accrued expenses, which was partially offset by an increase in accounts receivable.

The Company's cash and cash equivalents increased by approximately $4 million during 2002. Approximately $5.0 million in net cash was provided by operating activities, investing activities used approximately $521 thousand, and financing activities used approximately $456 thousand. Investing activities consisted of the purchase of property and equipment. Financing activities consisted of the repayment of $351 thousand of bank loan borrowings, $349 thousand used to pay dividends, and $244 thousand provided by the issuance of common stock associated with the exercise of stock options. Cash flows provided by operating activities increased in 2002 as compared to 2001 due primarily to a decrease in accounts receivable, which was partially offset by a decrease in accounts payable.

Cash and cash equivalents declined by $438 thousand during 2001 as a result of approximately $2 million used in investing activities, approximately $1.4 million provided by operating activities, and approximately $179 thousand provided by financing activities. Investing activities consisted of $2 million used to purchase property and equipment, including investments in VSE's information technology infrastructure and facilities improvements. Financing activities consisted of $351 thousand provided by bank loan borrowing, $169 thousand provided by the issuance of common stock associated with the exercise of stock options and $341 thousand used to pay cash dividends.

Cash dividends were declared at the rate of $.16 per share during 2003, 2002 and 2001. Pursuant to its bank loan agreement (see Note 7 of "Notes to Consolidated Financial Statements"), the payment of cash dividends by VSE is subject to annual rate restrictions. VSE has paid cash dividends each year since 1973.

Liquidity

The Company's internal sources of liquidity result primarily from operating activities, specifically from changes in the level of revenues and associated accounts receivable and accounts payable from period to period, and from profitability. An increase in net income contributed to an increase in internally generated cash flows during 2003. Significant increases or decreases in revenue and accounts receivable and accounts payable can cause significant increases or decreases in internal liquidity. Accounts receivable arise primarily from billings made by the Company to the government or other government prime contractors for services rendered and payments received on accounts receivable represent the principal source of cash for the Company. Accounts receivable levels can be affected by contract retainages, differences between the provisional billing rates authorized by the government compared to the costs actually incurred by the Company, government delays in processing administrative paperwork for contract funding, and the timing of large materials purchases and subcontractor efforts used in performance on Company's contracts. Accounts payable arise primarily from purchases of subcontractor services and materials used by the Company in the performance of its contract work. Payments made on accounts payable, along with payments made to satisfy employee payroll and payroll associated expenses, make up the principal cash requirements of the Company. Accounts payable levels can be affected by changes in the level of contract work performed by the Company and by the timing of large materials purchases and subcontractor efforts used in performance on the Company's contracts. Other cash requirements include the acquisition of capital assets for office and computer support, facilities maintenance, and the payment of cash dividends. The Company plans additional spending of approximately $750 thousand in 2004 for facilities improvements at two locations. This cash requirement is for the expansion of its facility in Ladysmith, Virginia in support of the expected growth in its System Engineering Division and improvements at its primary office facility in Alexandria, Virginia.

VSE's external sources of liquidity consist of a revolving bank loan agreement that provides loan financing based on the Company's accounts receivable (See Note 7 of "Notes to Consolidated Financial Statements"). The bank financing complements the internal sources of liquidity by providing increasing levels of borrowing capacity as accounts receivable levels increase. The bank loan agreement provided loan financing up to a maximum commitment of $15 million as of December 31, 2003. The Company has determined that the $15 million commitment is adequate to cover current and future liquidity requirements. The Company did not borrow against this loan in 2003.

Performance of work under the BAV contract has the potential to cause substantial requirements for working capital; however, management believes that current cash surpluses, cash flows from future operations, and the bank loan commitment are adequate to meet current operating cash requirements.

Contractual Obligations

The following table shows the consolidated contractual obligations as of December 31, 2003 (in thousands):

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Operating leases, net of non-cancelable sublease income	$ 9,769	$ 2,810	$4,181	$2,778	$ -
Purchase obligations	37,114	36,983	131	-	-
Total	$46,883	$39,793	$4,312	$2,778	$ -

Purchase obligations includes two general categories of obligations. The first category consists of obligations incurred in the normal course of business to satisfy performance requirements for VSE customers. Such obligations include those arising from the acquisition of materials necessary to complete required tasks and the use of subcontractors to perform tasks for which the company may not have its own expertise. Subcontractor and material obligations accounted for approximately $36 million of the total Purchase Obligations as of December 31, 2003.

The second category of purchase obligations consists primarily of contractual commitments associated with construction, improvements and maintenance on VSE facilities.

Inflation and Pricing

Most of the contracts performed by VSE provide for estimates of future labor costs to be escalated for any option periods provided by the contracts, while the non-labor costs included in such contracts are normally considered reimbursable at cost. VSE property and equipment consists principally of computer systems equipment and furniture and fixtures. The overall impact of inflation on replacement costs of such property and equipment is expected to be insignificant.

Forward-Looking Disclosures

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 modifies the accounting rules governing goodwill and intangible assets with indefinite lives. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life and intangible assets with indefinite lives are no longer amortized over an arbitrary number of years. Goodwill and intangible assets with indefinite lives are instead subject to a review for impairment at least annually. The effective date for VSE's implementation of SFAS No. 142 was January 1, 2002.

As of December 31, 2003, the Company had approximately $1.1 million of unamortized goodwill associated with its acquisition of Energetics in 1995. The goodwill was being amortized prior to the adoption of SFAS No. 142. In 2002, the Company stopped amortizing the goodwill. As of December 31, 2003, the Company has not recognized any reduction to the goodwill due to the impairment rules associated with SFAS No. 142. If at some time in the future it is determined that impairment has occurred, such impairment could potentially have a material adverse impact on the Company's results of operations or financial condition.

Disclosures About Market Risk

Interest Rates

VSE's bank loan financing provides available borrowing to the Company at variable interest rates. The Company has not borrowed significant amounts on the loan in recent years. Accordingly, the Company does not believe that any movement in interest rates would have a material impact on future earnings or cash flows. If VSE were to significantly increase borrowings on the current loan arrangement, future interest rate changes could potentially have such a material impact.

Foreign Currency

While a significant amount of the Company's business results from the services provided by BAV related to the transfer of ships to foreign governments, the BAV contract payments are made by the U.S. Government in U.S. dollars. Additionally, most funding requirements to support work performed or services purchased in foreign countries are made in U.S. dollars, and the infrequent disbursements that are made in foreign currencies are reimbursable to BAV in post conversion dollars. Foreign currency transactions of other VSE divisions or subsidiaries are virtually non-existent. Accordingly, the Company does not believe that it is exposed to any material foreign currency risk.

ITEM 8. Financial Statements and Supplementary Data

Index To Financial Statements

	Page
Report of Independent Auditors	26
Consolidated Balance Sheets as of December 31, 2003 and 2002	28
Consolidated Statements of Operations for the years ended December 31, 2003, 2002, and 2001	29
Consolidated Statements of Stockholders' Investment for the years ended December 31, 2003, 2002, and 2001	30
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001	31
Notes to Consolidated Financial Statements	32

Report of Independent Auditors

Board of Directors of VSE Corporation:

We have audited the accompanying consolidated balance sheets of VSE Corporation and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated February 22, 2002 expressed an unqualified opinion on these statements before the restatement disclosures described in Note 6.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of VSE Corporation and subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 6 to the consolidated financial statements, in 2002 the Company changed its accounting for goodwill and intangibles assets.

As discussed above, the financial statements of the Company for the year ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 6, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 6 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense recognized in that period related to goodwill that is no longer being amortized to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 in Note 6 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any form of assurance on the 2001 financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia
February 20, 2004

Report of Independent Public Accountants

To the Stockholders of VSE Corporation:

We have audited the accompanying consolidated balance sheets of VSE Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' investment and cash flows for the three years ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VSE Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the three years ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Vienna, Virginia
February 22, 2002

This page shows a copy of the audit report previously issued by Arthur Andersen LLP in connection with the VSE Corporation filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K. (See Exhibit 23.2 for further discussion).

VSE Corporation and Subsidiaries
Consolidated Balance Sheets

(in thousands, except share amounts)

	As of December 31, 2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 9,843	$ 4,210
Accounts receivable, principally U.S. Government, net	21,835	17,922
Deferred tax assets	819	1,313
Other current assets	1,379	1,370
Total current assets	33,876	24,815
Property and equipment, net	3,038	3,483
Deferred tax assets	297	449
Intangible assets, net	1,054	1,054
Other assets	2,511	2,274
Total assets	$40,776	$32,075
Liabilities and Stockholders' Investment		
Current liabilities:		
Accounts payable	$14,634	$ 8,785
Accrued expenses	5,760	5,052
Dividends payable	88	87
Total current liabilities	20,482	13,924
Deferred compensation	1,236	1,108
Total liabilities	21,718	15,032
Commitments and contingencies		
Stockholders' investment:		
Common stock, par value $.05 per share, authorized 5,000,000 shares; issued 2,214,136 in 2003 and 2,185,760 in 2002	110	109
Paid-in surplus	3,928	3,558
Deferred stock-based compensation	(17)	-
Retained earnings	15,037	13,376
Total stockholders' investment	19,058	17,043
Total liabilities and stockholders' investment	$40,776	$32,075

The accompanying notes are an integral part of these statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	For the years ended December 31, 2003	2002	2001
Revenues, principally from contracts	$ 134,459	$ 134,379	$ 111,572
Costs and expenses of contracts	130,898	132,306	109,990
Gross profit	3,561	2,073	1,582
Selling, general and administrative expenses	352	328	237
Interest (income) expense, net	(69)	24	49
Loss on impairment of intangible assets . .	-	576	-
Income before income taxes	3,278	1,145	1,296
Provision for income taxes	1,267	493	441
Net income	$ 2,011	$ 652	$ 855
Basic earnings per share: Net income	$ 0.92	$ 0.30	$ 0.40
Basic weighted average shares outstanding	2,189,197	2,172,384	2,136,992
Diluted earnings per share: Net income	$ 0.90	$ 0.30	$ 0.40
Diluted weighted average shares outstanding	2,230,226	2,196,390	2,136,992

The accompanying notes are an integral part of these statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Stockholders' Investment

(in thousands except per share data)

	Common Stock Shares	Common Stock Amount	Paid-In Surplus	Deferred Stock-based Compensation	Retained Earnings	Treasury Stock	Total Stockholders' Investment
Balance at December 31, 2000	2,198	$ 110	$ 3,914	$ -	$12,561	$ (792)	$15,793
Net income for the year	-	-	-	-	855	-	855
Issuance of Treasury stock	-	-	(81)	-	-	220	139
Retirement of Treasury Stock	(52)	(3)	(569)	-	-	572	-
Issuance of stock	4	-	30	-	-	-	30
Dividends declared ($.16)	-	-	-	-	(342)	-	(342)
Balance at December 31, 2001	2,150	107	3,294	-	13,074	-	16,475
Net income for the year	-	-	-	-	652	-	652
Exercised stock options	33	2	213	-	-	-	215
Tax benefit of options exercised	-	-	22	-	-	-	22
Issuance of stock	3	-	29	-	-	-	29
Dividends declared ($.16)	-	-	-	-	(350)	-	(350)
Balance at December 31, 2002	2,186	$ 109	$ 3,558	-	$ 13,376	$ -	$17,043
Net income for the year	-	-	-	-	2,011	-	2,011
Exercised stock options	25	1	270	-	-	-	271
Tax benefit of options exercised	-	-	14	-	-	-	14
Deferred stock-based compensation	-	-	42	(42)	-	-	-
Amortization of deferred stock-based compensation	-	-	-	25	-	-	25
Issuance of stock	3	-	44	-	-	-	44
Dividends declared ($.16)	-	-	-	-	(350)	-	(350)
Balance at December 31, 2003	2,214	$ 110	$ 3,928	$ (17)	$ 15,037	$ -	$19,058

The accompanying notes are an integral part of these statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(in thousands)

	For the years ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ 2,011	$ 652	$ 855
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,158	1,414	1,372
Loss on impairment of intangible assets	-	576	-
Loss on sale of property and equipment	7	27	91
Deferred taxes	646	(274)	212
Tax benefit of options exercised	14	22	-
Amortization of deferred stock-based compensation	25	-	-
Change in operating assets and liabilities:			
(Increase) decrease in:			
Accounts receivable	(3,913)	2,927	(1,634)
Other current assets and noncurrent assets	(246)	769	(532)
Increase (decrease) in:			
Accounts payable and deferred compensation	5,977	(1,952)	1,931
Accrued expenses	708	817	(886)
Net cash provided by operating activities	6,387	4,978	1,409
Cash flows from investing activities:			
Purchase of property and equipment	(720)	(521)	(2,026)
Net cash used in investing activities	(720)	(521)	(2,026)
Cash flows from financing activities:			
Net proceeds from (payments on) long-term bank loans	-	(351)	351
Dividends paid	(349)	(349)	(341)
Proceeds from issuance of common stock	315	244	169
Net cash (used in) provided by financing activities	(34)	(456)	179
Net increase (decrease) in cash and cash equivalents	5,633	4,001	(438)
Cash and cash equivalents at beginning of year	4,210	209	647
Cash and cash equivalents at end of year	$ 9,843	$ 4,210	$ 209

Supplemental cash flow disclosures (in thousands):

	2003	2002	2001
Cash paid during the year for:			
Interest	$ -	$ 61	$ 56
Income taxes	$ 616	$ 205	$ 336

The accompanying notes are an integral part of these statements.

VSE Corporation and Subsidiaries
Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements consist of the operations of the parent company, operations of the Company's wholly owned subsidiaries, and operations of the Company's divisions. Active subsidiaries in 2003 include Energetics Incorporated ("Energetics") and Human Resource Systems, Inc. ("HRSI"). Active divisions include BAV Division ("BAV"), Coast Guard Division ("VCG") beginning in February 2002, Communications and Engineering Division ("CED") beginning in February 2003, Fleet Maintenance Division ("FMD"), Management Sciences Division ("MSD"), Systems Engineering Division ("SED," formerly Land Systems Division), Telecommunications Technologies Division ("TTD"), and Value Systems Services Division ("VSS"). In February 2003, VSE began phasing out the operations of TTD and expects all TTD contractual obligations will be satisfied and operations will cease in 2004. Some of TTD's technical capabilities have been transferred to other VSE divisions. The sole HRSI contract expired on May 31, 2003, and this work was continued on a new contract in another VSE division. VSE also has several other subsidiaries and divisions that were inactive in 2003 but had contract activity in years prior to 2003.

The term "VSE" or "Company" means VSE and its subsidiaries and divisions unless the context indicates operations of the parent company only. Intercompany sales are principally at cost. All intercompany transactions have been eliminated in consolidation. Certain prior year balances have been reclassified for comparative purposes.

The Company's business operations consist primarily of diversified engineering, logistics, management, and technical services performed on a contract basis. Substantially all of the Company's contracts are with agencies of the United States Government (the "government") and other government prime contractors. The Company's customers also include non-government organizations and commercial entities.

VSE operations are conducted within a single reporting segment and financial information is presented on a company-wide basis. The Company's segment includes all of the operations of the Company's subsidiaries and divisions as they have similar operations servicing a similar customer base. Therefore, the Company manages these services as a single segment that is divided into profit centers that are focused on contracts.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the financial statements include the allowance for doubtful accounts and accruals for loss contracts, contract disallowance and self insured health claims.

Accounting for Stock-based Compensation

The company accounts for stock-based employee compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Had compensation costs for the Company's stock options been determined based on SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2003	2002	2001
Net income, as reported	$2,011	$ 652	$ 855
Add: Total stock-based employee compensation expense as reported under intrinsic value method APB No. 25) for all awards, net of related tax effects	15	--	--
Deduct: Total stock-based compensation expense determined under fair value based method (SFAS No. 123) for all awards, net of related tax effects	(83)	(111)	(94)
Pro forma net income	$1,943	$ 541	$ 761
Earnings per share:			
Basic - as reported	$0.92	$0.30	$0.40
Diluted - as reported	$0.90	$0.30	$0.40
Basic - pro forma	$0.89	$0.25	$0.36
Diluted - pro forma	$0.87	$0.25	$0.36

The fair value of the options is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used in the pricing calculations for 2003, 2002, and 2001:

	2003	2002	2001
Risk free interest rate	2.18%	3.50%	5.04%
Dividend yield	1.48%	2.16%	2.77%
Expected life	3 years	3 years	3 years
Expected volatility	37.30%	32.90%	58.27%

Earnings Per Share

Basic earnings per share have been computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. Diluted earnings per share have been computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during each period. Potentially dilutive common shares include incremental common shares issuable upon exercise of stock options.

	Years Ended December 31,		
	2003	2002	2001
Basic weighted average common shares outstanding	2,189,197	2,172,384	2,136,992
Diluted effect of options	41,029	24,006	-
Diluted weighted average common shares outstanding	2,230,226	2,196,390	2,136,992

Cash and Cash Equivalents

Cash and cash equivalents reported by the Company consist of cash balances in the Company's bank accounts and short term temporary invested balances connected to the bank accounts with sweep arrangements, netted by checks issued on the Company's bank accounts that have not yet been presented to the bank for collection. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation of computer systems equipment is provided principally by the double-declining method over periods of two to four years. Depreciation of furniture and fixtures is provided principally by the straight-line method over approximately nine years. Depreciation of other equipment is provided principally by the double-declining method over periods of three to ten years. Depreciation of buildings and land improvements is provided principally by the straight-line method over approximately thirty years. Amortization of leasehold improvements is provided by the straight-line method over the lesser of their useful life or the remaining term of the lease.

Concentration of Credit Risk/Fair Value of Financial Instruments

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and trade accounts receivable. The Company believes that concentrations of credit risk with respect to trade accounts receivable are limited as they are primarily government receivables. The Company believes that the fair market value of all financial instruments approximates book value.

Contracts with the U.S. Government, primarily with the U.S. Department of Defense, accounted for approximately 98%, 95% and 93% of revenues for 2003, 2002, and 2001, respectively.

Contract Revenues

Substantially all of the Company's revenues result from contract services performed for the government or for contractors engaged in work for the government under a variety of contracts. Revenue is recognized when earned as services are provided. Revenue is considered earned when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. Revenues on cost-type contracts are recorded on the basis of recoverable costs incurred and fees earned. The Company has a contract in its BAV division for which contract terms specify award fee payments to BAV that are determined by performance and level of contract activity. Award fees are made three times during the year and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the contract modification authorizing the award fee is certain. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on this contract will fluctuate from period to period. Approximately $93.6 million, $106.3 million and $82.6 million of the Company's revenues were under cost reimbursable contracts for the years ended December 31, 2003, 2002, and 2001, respectively.

Revenues on time and material contracts are recorded on the basis of billable rates times allowable hours worked plus material and other reimbursable costs incurred. Revenues on fixed-price service contracts are recorded as services are provided. Revenues on other fixed-price contracts are recorded as costs are incurred, using the percentage-of-completion method of accounting. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Revenue related to work performed on contracts at risk, which is work performed prior to the government formalizing funding, is not recognized as income until it can be reliably estimated and its realization is probable. The Company provides for anticipated losses on contracts by a charge to income during the period in which losses are first identified.

A substantial portion of the contract and administrative costs is subject to audit by the Defense Contract Audit Agency. The Company's indirect cost rates have been audited and approved for 2001 and prior years and these completed audits have not resulted in material adjustments to the Company's results of operations or financial position. While the Company maintains reserves to cover the risk of potential future audit adjustments based primarily on the results of prior audits, there can be no assurances that the audits of the indirect cost rates for 2003 and 2002 will not result in material adjustments to the Company's results of operations or financial position.

The Company establishes allowances for collection of doubtful accounts. The Company assesses the adequacy of these reserves by considering general factors, such as the length of time individual receivables are past due and historical collection experience. The Company believes that the established valuation allowances are adequate.

Deferred Compensation Plans

Deferred compensation plan expense for the years ended December 31, 2003, 2002, and 2001 was $0, $7 thousand, and $21 thousand, respectively.

Included in other assets are assets of the deferred compensation plans which include equity securities recorded at fair value. The fair value of the deferred compensation plan assets was approximately $1.2 million as of December 31, 2003, and 2002. Because plan participants are at risk for market value changes in these assets, the liability to plan participants fluctuates with the asset values.

Impairment of Long-Lived Assets

Long-lived assets includes property and equipment to be held and used. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"). The criteria for determining impairment for such long-lived assets to be held and used is determined by comparing the carrying value of these long-lived assets to management's best estimate of future undiscounted cash flows expected to result from the use of the assets. The Company believes that no impairment existed under SFAS No. 144 as of December 31, 2003.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Goodwill

The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets," effective January 1, 2002. SFAS No. 142 no longer permits amortization of goodwill and establishes a new method of testing goodwill for impairment by using a fair-value based approach. See Note 6 of the Company's consolidated financial statements for further description related to this accounting change.

(2) Accounts Receivable

The components of accounts receivable as of December 31, 2003 and 2002, were as follows (in thousands):

	2003	2002
Billed	$ 5,397	$ 7,559
Unbilled:		
Retainages	8	80
Other (principally December work billed in January)	16,507	10,382
Less-Allowance for doubtful accounts	(77)	(99)
Total accounts receivable	$21,835	$17,922

The "Unbilled: Other" includes certain costs for work performed at risk but which the Company believes will be funded by the government. Amounts not presently funded included in "Unbilled: Other" were $478 thousand and $206 thousand as of December 31, 2003, and 2002, respectively.

The Company generally expects to collect all accounts receivable other than retainages within one year.

The following table summarizes activity in the allowance for doubtful accounts (in thousands):

	Balance at Beginning of Period	Deductions[1]	Additions Charged to Costs and Expenses	Balance at End of Period
For the year ended December 31, 2003				
Allowance for doubtful accounts	$ 99	$87	$ 65	$ 77
For the year ended December 31, 2002				
Allowance for doubtful accounts	300	270	69	99
For the year ended December 31, 2001				
Allowance for doubtful accounts	77	64	287	300

(1) Write-offs and settlements

(3) Other Current Assets

Other current assets consisted of the following (in thousands):

	2003	2002
Travel advances	$ 443	$ 492
Prepaid rent expense	243	114
Federal and state tax receivable	129	92
Deferred compensation trust	12	129
Other prepaid expenses	552	543
	$ 1,379	$ 1,370

(4) Other Assets

Other assets consisted of the following (in thousands):

	2003	2002
Cash surrender value of life insurance	$ 1,269	$ 1,160
Deferred compensation trust	1,236	1,108
Other assets	6	6
	$ 2,511	$ 2,274

(5) Property and Equipment

Property and equipment (recorded at cost) consisted of the following (in thousands):

	2003	2002
Computer systems equipment	$ 3,644	$ 4,016
Furniture, fixtures, equipment and other	2,533	2,832
Leasehold improvements	1,968	2,412
Buildings	302	302
Land and land improvements	385	385
	8,832	9,947
Less accumulated depreciation and amortization	(5,794)	(6,464)
	$ 3,038	$ 3,483

Depreciation and amortization expense for property and equipment was approximately $1.2 million for 2003 and 2002 and $1.1 million for 2001.

(6) Goodwill and Intangible Assets

As part of the August 29, 1995, acquisition of Energetics, the Company recorded approximately $1.7 million of goodwill. Between 1995 and 2001, VSE amortized the goodwill by the straight-line method using a fifteen year life. In accordance with SFAS No. 142, VSE stopped amortizing the goodwill in January 2002, but continues to review it at least annually, or more frequently if an asset might be impaired, to determine if an impairment has occurred. Approximately $1.1 million of unamortized goodwill remains on the books as of December 31, 2003.

Had the Company been accounting for its goodwill under SFAS No. 142 for the fiscal year ended December 31, 2001, the Company's net income and earnings per share would have been as follows (in thousands, except per share data):

	Year ended December 31, 2001
Reported net income	$ 855
Add back goodwill amortization, net of tax	74
Adjusted net income	$ 929
Basic earnings per share:	
As reported	$ .40
Goodwill amortization, net of tax	.03
Adjusted basic earnings per share	$ .43
Diluted earnings per share:	
As reported	$ .40
Goodwill amortization, net of tax	.03
Adjusted diluted earnings per share	$ .43

On December 28, 2000, TTD invested $960 thousand in the acquisition of certain contract and marketing rights. Between January 2001 and December 2002, these intangible assets were amortized by the straight-line method using a life of five years. During the fourth quarter of 2002, VSE determined that an impairment of the intangible assets had occurred due to recurring losses and reduced backlog. As a result, an impairment loss for the remaining unamortized amount of $576 thousand was included in VSE's results of operations for 2002.

Total Company amortization expense for goodwill and intangible assets was approximately $0, $192 thousand and $311 thousand for 2003, 2002, and 2001, respectively.

(7) Debt

VSE has a revolving loan agreement with a bank in which the Company can borrow up to $15 million, subject to a borrowing formula based on billed receivables. Under terms of the agreement, the Company pays a fixed annual commitment fee and interest on any borrowings at a prime-based rate or an optional LIBOR-based rate. The expiration date of the revolving loan is May 31, 2005. The loan agreement contains collateral requirements by which Company assets secure amounts outstanding, restrictive covenants that include minimum tangible net worth and profitability requirements, a limit on annual dividends, and other affirmative and negative covenants. There were no amounts borrowed under this loan agreement as of December 31, 2003 or 2002. There was no interest expense incurred on this loan in 2003. Interest expense incurred on the loan for 2002 and 2001 was approximately $55 thousand and $60 thousand, respectively.

(8) Accrued Expenses

The components of accrued expenses as of December 31, 2003 and 2002, were as follows (in thousands):

	2003	2002
Accrued salaries	$1,267	$1,068
Accrued vacation	1,332	1,270
Estimated future losses on contracts	516	754
Contract disallowances	442	398
Accrued bonus	1,157	488
Other accrued expenses	1,046	1,074
Total accrued expenses	$5,760	$5,052

(9) ESOP/401(k) Plan and Profit Sharing Plan

VSE established an ESOP/401(k) plan in 1984. Under the provisions of the ESOP, VSE and certain of its operating entities made contributions into a trust which purchased VSE stock on behalf of employees who met certain age and service requirements and were employed at the end of the plan year. Contributions at the rate of up to 2% of eligible employee compensation were permitted at the discretion of the VSE Board of Directors and were allocated, subject to a vesting schedule, on a pro rata basis on eligible employee compensation. The 401(k) segment of the plan allows employees meeting certain age and service requirements to contribute a portion of their salary to certain investment trusts. As of April 1, 1999, the ESOP contributions were discontinued and replaced by employer 401(k) contributions made on behalf of the eligible employee participants based on the employees' 401(k) payroll deferrals. For 2001 and prior years, the employer contribution was equal to 50% of the employee deferral on the first 5% of the employee pay deferred. From 2002 the employer contribution is equal to 50% of the employee deferral on the first 6% of the employee pay deferred. The Company expense associated with this plan for 2003, 2002, and 2001 was $262 thousand, $342 thousand, and $249 thousand, respectively.

The ESOP/401(k) plan held 317,223 shares and 349,485 shares of VSE stock as of December 31, 2003 and 2002, respectively. Such shares receive dividend payments and are included in the weighted average shares for earnings per share calculations.

Energetics maintains a profit sharing plan for employees. All employees who have completed two years of service are members of the profit sharing plan. At its discretion, Energetics may make contributions to the plan. The plan expense for 2003, 2002, and 2001 was $429 thousand, $458 thousand, and $450 thousand, respectively.

(10) Stock Option Plans

1996 and 1998 Stock Option Plans

Under the 1996 Plan, the Company may grant options for and sell up to an aggregate of 273,698 shares of the common stock of the Company. Through December 31, 2003, the Company has granted options for 211,455 shares of common stock priced at 100% of the fair value of the stock at the time of the grant of the option. The maximum term of the options granted is five years. The vesting period is three years and allows for 25% vesting immediately upon date of the grant and an additional 25% on each successive anniversary date thereafter. Vesting may be accelerated for shares granted to certain indi-viduals as determined by the Board of Directors. The 1996 Plan will terminate on the earliest of February 5, 2006, or the date on which all options under the 1996 plan have been exercised or terminated. As of December 31, 2003, zero shares are exercisable under this plan.

Under the 1998 Plan, the Company may grant options for and sell up to an aggregate of 419,250 shares of common stock. Of the shares available for grant, 23,250 shares may be granted to non-employee directors of VSE, and 396,000 shares may be granted to executive officers and key employees. Through December 31, 2003 the Company has granted options for 346,250 shares of common stock priced at 100% of the fair value of the stock at the time of the grant of the option. The vesting period is three years and allows for 25% vesting immediately upon date of the grant and an additional 25% on each successive anniversary date thereafter. The 1998 Plan will terminate on the earliest of May 6, 2008, or the date on which all options under the 1998 Plan have been exercised or terminated.

Information with respect to stock options is as follows:

	2003	Weighted Average Exercise Price	2002	Weighted Average Exercise Price	2001	Weighted Average Exercise Price
Number of shares under stock options:						
Outstanding at beginning of year	185,000	$ 7.66	217,375	$ 8.12	343,455	$10.28
Granted	68,750	10.85	69,750	6.62	69,750	5.77
Exercised	(24,875)	10.89	(32,500)	6.59	-	-
Forfeited	(4,625)	10.18	(39,000)	7.86	(19,000)	9.01
Terminations	(12,000)	10.93	(30,625)	9.42	(176,830)	11.30
Outstanding at end of year	212,250	$ 8.07	185,000	$ 7.66	217,375	$ 8.12
Exercisable at end of year	127,250	$ 7.45	111,063	$ 8.29	112,687	$ 8.83
Weighted average remaining contractual life	3 years		3 years		2 years	
Weighted average fair value of options granted	$2.80		$1.97		$2.24	

The following table summarizes the range of exercise prices for options outstanding at December 31, 2003:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$5.77 to $6.62	96,000	2	$ 6.14	61,812	$ 6.06
$8.03	48,500	1	8.03	48,500	8.03
$10.73 to $12.32	67,750	4	10.85	16,938	10.85
Total	212,250	3	$ 8.07	127,250	$ 7.45

The company accounts for stock-based employee compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. The total stock-based employee compensation expense, net of tax effects, as of December 31, 2003 was approximately $15 thousand.

(11) Income Taxes

The Company files consolidated federal income tax returns with all of its subsidiaries. The components of the provision for income taxes for the years ended December 31, 2003, 2002, and 2001 are as follows (in thousands):

	2003	2002	2001
Current			
Federal	$ 443	$ 619	$ 218
State	178	148	11
	621	767	229
Deferred			
Federal	587	(238)	182
State	59	(36)	30
	646	(274)	212
Provision for income taxes	$1,267	$ 493	$ 441

The differences between the amount of tax computed at the federal statutory rate of 34% and the provision for income taxes for 2003, 2002, and 2001 are as follows (in thousands):

	2003	2002	2001
Tax at statutory federal income tax rate at 34%	$1,115	$ 389	$ 441
Increases (decreases) in tax resulting from:			
State taxes, net of federal tax benefit	155	67	74
Permanent differences, net	(6)	14	(2)
Other, net	3	23	(72)
Provision for income taxes	$1,267	$ 493	$ 441

The provision for income taxes was reduced for the period ended December 31, 2001, due to a change in the Company's effective state tax rate. The reduction in the effective state tax rate was the result of lower apportionment factors in states with higher tax rates. The provision for income taxes included a one time state tax adjustment of approximately $72,000.

The Company's deferred tax assets (liabilities) as of December 31, 2003 and 2002, which represent the tax effects of temporary differences between tax and financial accounting bases of assets and liabilities and are measured using presently enacted tax rates, are as follows (in thousands):

	2003	2002
Current deferred tax assets	$1,023	$1,437
Current deferred tax liabilities	(204)	(124)
Net current deferred tax assets	819	1,313
Noncurrent deferred tax assets	887	788
Noncurrent deferred tax liabilities	(590)	(339)
Net noncurrent deferred tax assets	297	449
Net deferred tax assets	$1,116	$1,762

The tax effect of temporary differences representing deferred tax assets and liabilities as of December 31, 2003 and 2002, are as follows (in thousands):

	2003	2002
Deferred compensation and accrued paid leave	$1,016	$ 988
Allowance for contract and other disallowances	159	138
Accrued expenses	70	79
Allowance for doubtful accounts	36	38
Retainages not taxed until billed	(5)	(32)
Intangible assets	(92)	270
Accelerated depreciation	(138)	23
Deferred revenues	(165)	(74)
Other	235	332
Net deferred tax assets	$1,116	$1,762

(12) Commitments and Contingencies

Leases and other commitments

The principal facilities of the Company and its subsidiaries are generally rented under non-cancelable operating leases for periods of two to 10 years. The Company and its subsidiaries also lease equipment generally under non-cancelable operating leases for periods of two to five years. In addition, the Company entered into a Microsoft license agreement requiring contract payments over three years, beginning in June, 2001. Total rent and lease expense for 2003, 2002, and 2001 was approximately $2.7 million, $1.8 million, and $1.8 million, respectively, which was net of sublease income of $637 thousand, $869 thousand and $689 thousand, respectively. The future minimum annual commitments having remaining non-cancelable commitment terms in excess of one year, net of non-cancelable sublease income, will approximate $2.8 million in 2004, $2.3 million in 2005, $1.8 million in 2006, $1.8 million in 2007, $1 million in 2008, and $0 thereafter.

The Company has commitments to expand the existing building at its Ladysmith facility and for improvements at our primary office facility, totaling approximately $1.2 million.

Litigation

The Company and its subsidiaries have, in the normal course of business, certain claims against them and against other parties. The Company is not aware of any present claims which would have a material adverse effect on the Company's financial condition or results of operations.

(13) Selected Quarterly Data (Unaudited)

The following table shows selected quarterly data for 2003 and 2002, in thousands, except earnings per share:

	2003 Quarters			
	1st	2nd	3rd	4th
Revenues	$26,462	$29,368	$36,391	$42,238
Gross profit	$ 697	$ 760	$ 909	$ 1,195
Net income	$ 432	$ 436	$ 523	$ 620
Basic earnings per share:				
Net income per share	$ .20	$ .20	$ .24	$ .28
Weighted average shares outstanding	2,187	2,189	2,189	2,192
Diluted earnings per share:				
Net income per share	$ .19	$ .20	$ .23	$ .28
Weighted average shares outstanding	2,225	2,220	2,236	2,239

	2002 Quarters			
	1st	2nd	3rd	4th
Revenues	$29,080	$36,353	$37,836	$31,110
Gross profit	$ 264	$ 518	$ 484	$ 807
Net income	$ 119	$ 274	$ 257	$ 2
Basic earnings per share:				
Net income per share	$ .06	$ .12	$ .12	$ .00
Weighted average shares outstanding	2,151	2,174	2,182	2,183
Diluted earnings per share:				
Net income per share	$ .06	$ .12	$ .12	$ .00
Weighted average shares outstanding	2,151	2,200	2,205	2,205

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

VSE Corporation engaged the services of Ernst & Young LLP as its new independent auditors to replace Arthur Andersen LLP, effective May 15, 2002. For additional information, see VSE Corporation's current report on Form 8-K dated May 17, 2002 (as amended by the Form 8-K/A filed May 21, 2002).

ITEM 9A. Controls and Procedures

Evaluation of disclosure controls and procedures

VSE's chief executive officer and chief financial officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a - 14(c) and 15d - 14(c)) as of a date (the "Evaluation Date") within 90 days before the filing of this annual report, have concluded that, as of the Evaluation Date, VSE's disclosure controls and procedures were adequate to ensure that the information required to be disclosed in the reports filed or submitted by the Company under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the requisite time periods.

PART III

The information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K has been omitted in reliance of General Instruction G(3) and is incorporated herein by reference to the Company's proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, except for the specific disclosures below:

ITEM 10. Directors and Executive Officers of the Registrant

Audit Committee and Financial Expert

The Board of Directors has determined that the Company has at least one audit committee financial expert serving on its Audit Committee, Director James A. Lafond. Mr. Lafond is "independent" as that term is used in Schedule 14A, Item 7(d)(3)(iv) under the Securities Exchange Act of 1934, as amended.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Ethics and Conduct that applies to all of its directors, officers, including principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and employees. The Code is posted on the Company's Internet website www.vsecorp.com.

ITEM 11. Executive Compensation

The information required by this Item 11 is included in the text and tables under the caption "Executive Officer Compensation," in the 2003 Proxy Statement, which is required to be filed by April 30, 2004, and that information is incorporated by reference in this Form 10-K.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item 12 is included under the caption "Security Ownership of Certain Beneficial Owners and Management," in the 2003 Proxy Statement, which is required to be filed by April 30, 2004, and that information is incorporated by reference in this Form 10-K.

ITEM 13. Certain Relationships and Related Transactions

The information required by Item 404 of Regulation S-K concerning certain relationships and related transactions is included under the caption "Transactions with Management and Others; Other Information" in our 2003 Proxy Statement, which is required to be filed by April 30, 2004, and that information is incorporated by reference in this Form 10-K.

ITEM 14. Principal Accountant Fees and Services

The information required by Item 9(e) of Schedule 14A concerning principal accounting fees and services is included under the caption "Appointment of Independent Certified Public Accountants" in our 2003 Proxy Statement, which is required to be filed by April 30, 2004, and that information is incorporated by reference in this Form 10-K.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

1. Financial Statements

The consolidated financial statements are listed under Item 8 of this report.

2. Supplemental Financial Statement Schedule

Schedules not included herein have been omitted because of the absence of conditions under which they are required or because the required information, where material, is shown in the consolidated financial statements, financial notes, or supplementary financial information.

3. Exhibits

See "Exhibit Index" hereinafter contained and incorporated by reference.

4. Reports on Form 8-K

On October 30, 2003, the Registrant filed a Current Report on Form 8-K to announce the financial results of the third quarter 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VSE CORPORATION

Date: March 11, 2004

By: /s/ D. M. Ervine

D. M. Ervine
Chairman, President,
Chief Executive Officer and
Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Donald M. Ervine Donald M. Ervine	Chairman, President, Chief Executive Officer, Chief Operating Officer	March 9, 2004
/s/ Craig S. Weber Craig S. Weber	Executive Vice President, Chief Administrative Officer, Secretary	March 9, 2004
/s/ Thomas R. Loftus Thomas R. Loftus	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 9, 2004
/s/ Robert J. Kelly Robert J. Kelly	Director	March 9, 2004
/s/ Clifford M. Kendall Clifford M. Kendall	Director	March 9, 2004
/s/ Calvin S. Koonce Calvin S. Koonce	Director	March 9, 2004
/s/ James S. Lafond James F. Lafond	Director	March 9, 2004
/s/ David M. Osnos David M. Osnos	Director	March 9, 2004
/s/ Jimmy D. Ross Jimmy D. Ross	Director	March 9, 2004
/s/ Bonnie K. Wachtel Bonnie K. Wachtel	Director	March 9, 2004

EXHIBIT INDEX

Reference No. per Item 601 of Regulation S-K	Description of Exhibit	Exhibit No. in this Form 10-K
2	Plan of acquisition, reorganization, arrangement, liquidation or succession	
	Exchange Agreement dated as of March 25, 1992, amended as of September 1, 1992, by and between VSE Corporation and JBT Holding Corp., et al. (Exhibit A to Exhibit 1, Proxy Statement, filed on Form 8-K on November 2, 1992)	*
3	Articles of incorporation and by-laws	
	Restated Certificate of Incorporation of VSE Corporation dated as of February 6, 1996	*
	By-Laws of VSE Corporation as amended through March 9, 2004	Exhibit 3.2
4	Instruments defining the rights of security holders, including indentures	
	Specimen Stock Certificate as of May 19, 1983 (Exhibit 4 to Registration Statement No. 2-83255 dated April 22, 1983 on Form S-2)	*
9	Voting trust agreement	Not Applicable
10	Material contracts	
	Employment Agreement entered into as of December 10, 1997, by and between VSE Corporation and Jayne M. Tuohig (Exhibit VII to form 10-K dated March 7, 2001)	*
	Employment Agreement entered into as of December 10, 1997, by and between VSE Corporation and Craig S. Weber (Exhibit VIII to form 10-K dated March 7, 2001)	*
	Employment Agreement entered into as of October 21, 1998, by and between VSE Corporation and Donald M. Ervine (Exhibit VI to Form 10-K dated March 18, 1999)	*
	Employment Agreement entered into as of January 15, 1999, by and between VSE Corporation and Energetics Incorporated and Robert J. Kelly (Exhibit VII to Form 10-K dated March 18, 1999)	*
	Employment Agreement entered into as of June 3, 1999, by and between VSE Corporation and James M. Knowlton (Exhibit V to Form 10-K dated March 15, 2000)	*
	Employment Agreement dated as of November 1, 2000, by and between VSE Corporation and James M. Todd (Exhibit V to form 10-K dated March 7, 2001)	*
	VSE Corporation Deferred Supplemental Compensation Plan effective January 1, 1994 (Exhibit III to Form 10-K dated March 23, 1995)	*

EXHIBIT INDEX

Reference No. per Item 601 of Regulation S-K	Description of Exhibit	Exhibit No. in this Form 10-K
	Separation Agreement and General Release dated February 15, 2002, by and between VSE Corporation and James M. Todd (Exhibit IV to Form 10-K dated March 6, 2002)	*
	Consulting Agreement dated February 15, 2002, by and between VSE Corporation and James M. Todd (Exhibit V to Form 10-K dated March March 6, 2002)	*
	Stock Purchase Agreement dated August 29, 1995 by and between VSE Corporation and the shareholders of Energetics Incorporated (Exhibit 2 to Form 8-K dated September 13, 1995 and Amendment 1 on Form 8-K/A dated November 9, 1995)	*
	VSE Corporation 1996 Stock Option Plan (Appendix A to Registrant's definitive proxy statement dated April 3, 1996)	*
	VSE Corporation 1998 Stock Option Plan (Appendix A to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 6, 1998)	*
	VSE Corporation 1998 Non-employee Directors Stock Plan (Appendix B to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 6, 1998)	*
12	Statements re computation of ratios	Not Applicable
13	Annual report to security holders, Form 10-Q or selected quarterly data	Exhibit 13
16	Letter re change in certifying accountant	Not Applicable
18	Letter re change in accounting principles	Not Applicable
21	Subsidiaries of the Registrant	Exhibit 21
22	Published report regarding matters submitted to vote of security holders	Not Applicable
23.1	Consent of independent auditors	Exhibit 23.1
23.2	Information regarding consent of Arthur Andersen	Exhibit 23.2
24	Power of attorney	Not Applicable
31.1	Section 302 CEO Certification	Exhibit 31.1
31.2	Section 302 CFO and PAO Certification	Exhibit 31.2
32.1	Section 906 CEO Certification	Exhibit 32.1
32.2	Section 906 CFO and PAO Certification	Exhibit 32.2

*Document has been filed as indicated and is incorporated by reference herein.

Exhibit 3.2

BY-LAWS OF VSE CORPORATION
(as approved and adopted by the Board of Directors of VSE Corporation on March 9, 2004)

ARTICLE I

OFFICES

Section 1. The registered office of the corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

MEETING OF STOCKHOLDERS

Section 1. All meetings of the stockholders for the election of directors shall be held in the Washington, D.C., metropolitan area, at such place as may be fixed from time to time by the board of directors, or at such other place as shall be designated from time to time by the board of directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of stockholders, commencing with the year 1986, shall be held in the month of May each year at a date and at a time to be fixed by the board of directors and stated in the notice of meeting, at which time they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote thereat at least ten days before the date of the meeting.

Section 4. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city, town or village where the meeting is to be held and which place shall be specified in the notice of the meeting, or, if not specified, at the place where said meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the chairman and chief executive officer and shall be called by the chairman and chief executive officer or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning twenty-five percent (25%) in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 6. Written notice of a special meeting of stockholders, stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote thereat, at least five days before the date fixed for the meeting.

Section 7. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 8. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 9. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 10. Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

Section 11. Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

Section 1. The number of directors which shall constitute the whole board shall be a minimum of six directors and a maximum of ten directors. Within the limits above specified, the number of directors shall be determined by resolution of the board of directors or by the stockholders at the annual meeting. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his successor is elected and qualified; however, no person who is not serving as a director of the corporation as of January 1, 1993, who has attained 65 years of age or more, shall be nominated, elected or qualified to serve as a director of the corporation. Directors need not be stockholders.

Section 2. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having a right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3. The business of the corporation shall be managed by or shall be under the direction of its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

Section 4. Stockholders of the corporation may recommend persons to be nominated for election as directors of the corporation at the annual meeting of stockholders. To be considered for nomination, such recommendation must be received in writing by the secretary of the corporation no later than ninety (90) days before the date which corresponds to the date on which the annual meeting of stockholders was held during the immediate prior year. Such recommendation shall be accompanied by the name of the stockholder proposing the candidate, evidence that stockholder is a beneficial owner of the outstanding stock of the corporation as of the record date established for the determination of stockholders entitled to notice of and to vote at the annual meeting of stockholders, the name of candidate being proposed for nomination, and the candidate's biographical data and qualifications.

MEETINGS OF THE BOARD OF DIRECTORS

Section 4. The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 5. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

Section 6. Regular meetings of the board of directors may be held on two days' written notice at such time and at such place as shall from time to time be determined by the board.

Section 7. Special meetings of the board may be called by the chairman and chief executive officer on two days' notice to each director; special meetings shall be called by the chairman and chief executive officer or secretary in like manner and on like notice on the written request of two directors unless the board consists of only one director; in which case special meetings shall be called by the chairman or secretary in like manner and on like notice on the written request of the sole director.

Section 8. At all meetings of the board a majority of the directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the board of directors the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if a written consent thereto is signed by all members of the board or of such committee as the case may be, and such written consent is filed with the minutes of proceedings of the board or committee.

Section 10. Unless otherwise restricted by the certificate of incorporation or these by-laws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

COMMITTEES OF DIRECTORS

Section 11. (a) The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation; however, except as required by applicable law or regulation, or as provided by the committee charter or a resolution of the board approved by a majority of the independent directors, no committee shall be empowered by the board to initiate or take any action without prior ratification of such proposed action by the majority of the board of directors then in office.

(b) No such committee or committees of the board of directors shall have the power or authority:

(i) to amend the certificate of incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in Section 151(a), fix any of the preferences or rights of such shares relating to dividends, redemption, distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation),

(ii) to adopt an agreement of merger or consolidation,

(iii) to recommend to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets,

(iv) to recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution, or

(v) to amend the by-laws of the corporation;

and, unless the resolution or certificate of incorporation expressly so provide, no such committee shall have the power or authority

(vi) to declare a dividend or to authorize the issuance of stock or to adopt a certificate of ownership and merger.

(c) Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

Section 12. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

COMPENSATION OF DIRECTORS

Section 13. Unless otherwise restricted by the certificate of incorporation or these by-laws, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

REMOVAL OF DIRECTORS

Section 14. Unless otherwise restricted by the certificate of incorporation or by law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

DIRECTORS EMERITUS

Section 15. Unless otherwise restricted by the corporation's certificate of incorporation or by law, the corporation may have and appoint such directors emeritus as shall seem advisable to the board of directors. To qualify for appointment as a director emeritus, the nominee shall be a retired director of the corporation. The term "director emeritus" is an honorary title entitling the holder thereof to all of the rights and privileges thereunto pertaining. No compensation shall be paid by the corporation to a director emeritus for service as such; however, the board of directors shall have the authority to award honoraria or to reimburse expenses, if any, under specified conditions set forth in a resolution of the board. The holder of the title "director emeritus" shall not act as and shall not be considered a director, officer or otherwise as an employee or agent of the corporation.

ARTICLE IV

NOTICES

Section 1. Whenever, under the provisions of the statutes or of the certificate of incorporation or of these by-laws, notice is required to be given to any director or stockholder, it shall given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram or telecopy.

Section 2. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE V

OFFICERS

Section 1. The offices of the corporation shall be a chairman and chief executive officer, a president and chief operating officer, one or more vice-presidents, a chief financial officer, a secretary, a treasurer, and a comptroller, and such other offices as shall seem advisable to the board. Two or more offices may be held by the same person, unless the certificate of incorporation or these by-laws otherwise provide.

Section 2. The board of directors at its first meeting after each annual meeting of stockholders shall choose a chairman and chief executive officer from among the directors, and shall choose a president and chief operating officer, one or more vice-presidents, a chief financial officer, a secretary, a treasurer, and a comptroller, none of whom need be a member of the board. The board may also choose such additional vice-presidents and assistant secretaries, treasurers, and comptrollers as shall seem advisable to the board.

Section 3. The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 4. The salary of the Chairman and Chief Executive Officer shall be reviewed annually, with changes recommended by the Compensation Committee. The salaries of all officers of the corporation (other than the Chairman and Chief Executive Officer) shall be reviewed by the Compensation Committee, with changes recommended by the Chairman and Chief Executive Officer. The Chairman of the Compensation Committee will present the recommendations of the Compensation Committee on the salary of the Chairman and Chief Executive Officer and all other officers of the corporation to the board of directors for ratification and approval.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Section 6. The chairman and chief executive officer of the corporation shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the board of directors are carried into effect, and, unless otherwise provided by the board of directors, shall preside at all meetings of the stockholders and the board of directors.

Section 7. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

Section 8. He shall, as chairman and chief executive officer, be vested with authority to perform, singly or together with other officers of the corporation, all of the duties given or imposed by these by-laws or the board of directors of the other officers or employees of the corporation.

THE PRESIDENT AND CHIEF OPERATING OFFICER

Section 9. The president shall be the chief operating and administrative officer of the corporation and shall have such other powers as may be prescribed by the board of directors or chairman and chief executive officer, under whose supervision he shall be.

Section 10. In the absence or disability of the chairman and chief executive officer, or in the event of his inability or refusal to act, the president and chief operating officer shall perform the duties of the chairman and chief executive officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chairman and chief executive officer.

In the absence or disability of the president and chief operating officer, the chairman and chief executive officer shall select and recommend to the board of directors for ratification a candidate to fill the office of president and chief operating officer. Candidates may be selected from the board of directors, officers or employees of the corporation or from sources outside of the corporation. The chairman and chief executive officer will perform the duties of the president and chief operating officer until a candidate is chosen and ratified by the board of directors and has qualified to perform the duties of the office of president and chief operating officer.

THE VICE-PRESIDENTS

Section 11. The vice-president, or if there shall be more than one, the vice presidents in the order determined by the board of directors (such as executive vice president, senior vice president, vice president, and assistant vice president, or in the absence of any determination, then in the order of their election), shall perform such duties and have such powers as prescribed by the Chairman and Chief Executive Officer under whose supervision they will be.

CHIEF FINANCIAL OFFICER

Section 12. The chief financial officer of the corporation shall have the financial management of the business and shall perform such other duties as may be prescribed by the board of directors or chief executive officer, under whose supervision he shall be.

THE SECRETARY AND ASSISTANT SECRETARIES

Section 13. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or chairman and chief executive officer, under whose supervision he shall be. He shall keep in safe custody the seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and, when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Section 14. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS

Section 15. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

Section 16. He shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the chairman and chief executive officer and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 17. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE COMPTROLLER AND ASSISTANT COMPTROLLERS

Section 18. The comptroller of the corporation shall be the chief accounting officer of the corporation and shall perform such other duties as may be prescribed by the board of directors or chief executive officer, under whose supervision he shall be.

Section 19. The assistant comptroller, or if there be more than one, the assistant comptrollers in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the comptroller or in the event of his inability or refusal to act, perform the duties and exercise the powers of the comptroller and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

ARTICLE VI

CERTIFICATES OF STOCK

Section 1. Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the chairman and chief executive officer, the president, or a vice-president, and by the treasurer or an assistant treasurer or the secretary or an assistant secretary of the corporation, bearing the corporate seal or a facsimile thereof certifying the number of shares owned by him in the corporation.

Section 2. Where a certificate is signed (1) by a transfer agent or an assistant transfer agent or (2) by a transfer clerk acting on behalf of the corporation and a registrar, the signature of any such chairman and chief executive officer, president, vice-president, treasurer, assistant treasurer, secretary, or assistant secretary may be facsimile. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the corporation, such certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the corporation.

LOST CERTIFICATES

Section 3. The Secretary or Treasurer who has charge of the transfer and issuance of stock of the corporation shall issue a new certificate or certificates in place of any certificate or certificates theretofore issued by the corporation allegedly lost, upon the submission by the owner of such lost or destroyed certificate, or his legal representative, to the corporation of a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

TRANSFERS OF STOCK

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

FIXING RECORD DATE

Section 5. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or and adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action; except that the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting of stockholders shall be forty-five days prior to the date of said annual meeting of stockholders, or if the forty-fifth day shall not be a business day, then on the first business day next following the forty-fifth day prior to the date of said annual meeting of stockholders. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

REGISTERED STOCKHOLDERS

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII

GENERAL PROVISIONS

DIVIDENDS

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

ANNUAL STATEMENT

Section 3. The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

Section 4. Deleted.

FISCAL YEAR

Section 5. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

SEAL

Section 6. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

INDEMNIFICATION

Section 7. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.

ARTICLE VIII

AMENDMENTS

Section 1. These by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders or by the board of directors, when such power is conferred upon the board of directors by the certificate of incorporation at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption be contained in the notice of such special meeting. If the power to adopt, amend or repeal by-laws is conferred upon the board of directors by the certificate of incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal by-laws.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of the Registrant:

	Jurisdiction of Organization
Energetics Incorporated	Maryland
Human Resource Systems, Inc.	Delaware
Ship Remediation and Recycling, Inc.	Delaware
VSE Services International, Inc.	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 File Numbers 333-15307 pertaining to the Employee ESOP/401(k) Plan, 333-15309 pertaining to the Directors fees, 333-15311 pertaining to the 1996 Stock Option Plan, 333-92427 pertaining to the 1998 Non-employee Directors Stock Plan and 1998 Stock Option Plan, and 333-109561 pertaining to the 1998 Stock Option Plan) of our report dated February 20, 2004, with respect to the consolidated financial statements of VSE Corporation and subsidiaries included in the Annual Report (Form 10-K) for the year ended December 31, 2003.

/s/ Ernst & Young LLP

McLean, Virginia
March 5, 2004

Exhibit 23.2

INFORMATION REGARDING CONSENT OF ARTHUR ANDERSEN

Section 11(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant as such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

VSE Corporation dismissed Arthur Andersen LLP ("Andersen") as its independent auditors, effective May 15, 2002. For additional information, see VSE Corporation's current report on Form 8-K dated May 17, 2002 (as amended by the Form 8-K/A filed on May 21, 2002). After reasonable efforts, VSE Corporation has been unable to obtain Andersen's written consent to the incorporation by reference into VSE Corporation's registration statements (Form S-8 Nos. 333-15307, 333-15309, 333-15311 and 333-92427) of Andersen's audit report with respect to VSE Corporation's consolidated financial statements as of December 31, 2001, and for the two years in the period then ended. Under these circumstances, Rule 437a under the Securities Act permits VSE Corporation to file this Annual Report on Form 10-K, which is incorporated by reference into the Registration Statements, without consents from Andersen. As a result, with respect to transactions in VSE Corporation securities pursuant to the Registration Statement that occur subsequent to the date this Annual Report on Form 10-K is filed with the Securities and Exchange Commission, Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statement audited by Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Andersen under Section 11(a) of the Securities Act.

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, D. M. Ervine, Chairman, President, Chief Executive Officer and Chief Operating Officer of the Company, certify that:

1. I have reviewed this annual report on Form 10-K of VSE Corporation (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's Board of Directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: March 11, 2004 /s/ D. M. Ervine

D. M. Ervine
Chairman, President,
Chief Executive Officer and
Chief Operating Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, T. R. Loftus, Senior Vice President and Chief Financial Officer of the Company, certify that:

1. I have reviewed this annual report on Form 10-K of VSE Corporation (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's Board of Directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: March 11, 2004 /s/ T. R. Loftus

T. R. Loftus
Senior Vice President and
Chief Financial Officer
(Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as Chairman, President, Chief Executive Officer and Chief Operating Officer of VSE Corporation (the "Company"), does hereby certify that to the best of the undersigned's knowledge:

1) the Company's Annual Report on Form 10-K for the year ending December 31, 2003 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Company's Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 11, 2004

/s/ D. M. Ervine

D. M. Ervine
Chairman, President,
Chief Executive Officer and
Chief Operating Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as Senior Vice President and Chief Financial Officer of VSE Corporation (the "Company"), does hereby certify that to the best of the undersigned's knowledge:

1) the Company's Annual Report on Form 10-K for the year ending December 31, 2003 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Company's Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 11, 2004

/s/ T. R. Loftus

T. R. Loftus
Senior Vice President and
Chief Financial Officer
(Principal Accounting Officer)

VSE Corporation

helps organizations succeed through the effective use of people, systems, and technology. In helping others succeed, we increase shareholder value by capturing new work, delighting our customers, increasing our technical competence, and building great industry teammates. Our reputation for success and our quality management system are based on honesty and integrity in everything we do; on communications, on teamwork and leadership; and on an enduring commitment to help our customers, employees, and teaming partners succeed with cost effective solutions, continuous learning, and process improvement.

VSE CORPORATION

Celebrating 45 years of Excellence

UKAS QUALITY MANAGEMENT 001

Facilities Information

VSE Executive Offices
2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 960-4600 or (703) 329-4602

VSE Divisions and Subsidiaries:

BAV Division
2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 317-5200

Charleston, South Carolina

Alexandria, Egypt
Tokyo, Japan
Mancanillo, Mexico
Suoa and Tsoying, Taiwan
Sattahip, Thailand
Golchuk, Turkey

Communications and Engineering Division
170 Avenue at the Common
Shrewsbury, New Jersey 07702
(732) 389-3324

Coast Guard Division
2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 317-5200

Energetics, Incorporated
7164 Gateway Drive
Columbia, Maryland 21046
(410) 290-0370

Washington, D.C.
Morgantown, West Virginia

VSS Division
2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 329-4234

Fleet Maintenance Division
500 Woodlake Drive, Suite 1
Chesapeake, Virginia 23320
(757) 523-7200

San Diego, California
Jacksonville, Florida
Indian Head, Maryland
Lexington Park, Maryland
Bridgeport, New Jersey
Haddon Heights, New Jersey
Langley, Virginia

HRSI and Postal Programs
2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 329-4234

Management Sciences Division
11545 West Bernardo Court
Suite 209
San Diego, California 92127
(858) 385-1902

Systems Engineering Division
2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 329-4205

Warner Robins, Georgia
Sterling Heights, Michigan
Ladysmith, Virginia

VSE Services International, Inc.
2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 329-4601

Corporate Officers

Chairman, President and CEO/COO
Donald M. Ervine

Executive Vice Presidents
James M. Knowlton
Craig S. Weber, CAO, Secretary

Senior Vice Presidents
Thomas G. Dacus
Michael E. Hamerly
Thomas R. Loftus, CFO
Jayne M. Tuohig

Vice Presidents
Bryan E. Adams, Comptroller
Stephen W. Austin
James S. Fallon
Peter J. Desrosiers
Richard J. Hannah, Treasurer
H. Eugene Hosier

Assistant Vice Presidents
David W. Chivers
Louis G. Lawrence
Elizabeth M. Price

Director Emeritus
Harold P. Weinberg
formerly Senior Vice President
and Director (1961-1996)
VSE Corporation

Board of Directors

Donald M. Ervine
Chairman of the Board,
President and CEO/COO
VSE Corporation

Robert J. Kelly
Admiral, USN (Ret.);
Chairman of the Board and President
Energetics, Incorporated

Clifford M. Kendall
Private Investor; formerly
Chairman and CEO,
Computer Data Systems, Inc.

Calvin S. Koonce, Ph.D.
Chairman, Koonce Securities, Inc.
Securities Broker/Dealer

James F. Lafond, CPA
Retired Executive; formerly
Washington Area Managing Partner
PricewaterhouseCoopers LLP

David M. Osnos, Esq.
Of Counsel
Arent Fox PLLC
Attorneys-at-Law

Jimmy D. Ross
General, USA (Ret.);
Senior Logistics Consultant
Cypress International, Inc.

Bonnie K. Wachtel
Vice President and General Counsel
Wachtel & Co., Inc.



CHANDLER

"Our 45th Year"

VSE CORPORATION

2550 Huntington Avenue
Alexandria, Virginia
22303-1499
www.vsecorp.com